                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark one)

-[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

 [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended ____________

                                       or

 [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to
         __________
                Commission File Number: _________________________


                                   ISEE3D INC.

             (Exact Name of Registrant as Specified in its Charter)

                                     Canada
                 (Jurisdiction of Incorporation or Organization)

           4, Westmount Square, Suite 100, Westmount, Quebec, H3Z 2S6
                    (Address of Principal Executive Offices)

                  Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

                  Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without par value
                                (Title of Class)

             Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of this registration

                      64,700,100 Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               YES                      NO    X
                                     -----                  -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                               ITEM 17    X           ITEM 18
                                         ----                   ------

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) for the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 Not Applicable

Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

Exchange Rate: At June 26, 2000, the exchange rate of Canadian dollars into United States dollars was 1.4834 Canadian to $1.00 United States.


                                                 TABLE OF CONTENTS

Item 1.                    Description of Business................................................................1
                           -----------------------

Item 2.                    Description of Property................................................................8
                           -----------------------

Item 3.                    Legal Proceedings......................................................................8
                           -----------------

Item 4.                    Control of Registrant..................................................................8
                           ---------------------

Item 5.                    Nature of Trading Market...............................................................9
                           ------------------------

Item 6.                    Exchange Controls and Other Limitations Affecting Security Holders....................10
                           ------------------------------------------------------------------

Item 7.                    Taxation..............................................................................12
                           --------

Item 8.                    Selected Financial Data...............................................................13
                           -----------------------

Item 9.                    Management's Discussion and Analysis of Financial Condition and Results of
                           --------------------------------------------------------------------------
                           Operations............................................................................15
                           ----------

Results of Operations............................................................................................15

Period Ended March 31, 2000 Compared to the Period Ended March 31, 1999..........................................15

Item 9A.          Quantitative and Qualitative Disclosures About Market Risk.....................................18
                  ----------------------------------------------------------

Item 10.          Directors and Officers.........................................................................18
                  ----------------------

Item 11.          Compensation of Directors and Officers.........................................................21
                  --------------------------------------

Item 12.          Options to Purchase Securities from Registrant.................................................22
                  ----------------------------------------------

Item 13.          Interest of Management in Certain Transactions.................................................24
                  ----------------------------------------------

Item 14.          Description of Securities to be Registered.....................................................24
                  ------------------------------------------

Item 15.          Defaults Upon Senior Securities................................................................25
                  -------------------------------

Item 16.          Changes in Securities, Changes in Security for Registered Securities and Use of
                  -------------------------------------------------------------------------------
                  Proceeds.......................................................................................25
                  --------

Item 17.          Financial Statements...........................................................................25
                  --------------------



Item 18.          Financial Statements...........................................................................25
                  --------------------

Item 19.          Financial Statements...........................................................................25
                  --------------------

ITEM 1.                    DESCRIPTION OF BUSINESS

INTRODUCTION

         ISee3D Inc. ("ISee3D" or the "Company" which includes previously consolidated companies except where the context dictates otherwise) has been a developer of software and hardware technology which enables the creation, transmission and display of three-dimensional media over the Internet. After 14 years as an innovator of three-dimensional ("3D") solutions in the medical industry, ISee3D has now radically redirected its efforts to the Internet where it plans to use its patent pending technology to allow developers of content to deliver a 3D (stereoscopic) viewing experience to Internet consumers worldwide.

         The core of ISee3D's technology is its proprietary system for encoding and decoding 3D video images in a manner which will allow them to be streamed on the Internet while preserving the three dimensional effect. ISee3D's technology allows for effective streaming at transmission speeds as low as 56.6 Kbps, the speed at which a standard modem can receive data. ISee3D plans to license this technology to a wide variety of businesses which may want to disseminate 3D video to other businesses and consumers over the Internet.

COMPANY HISTORY

Corporate History

         ISee3D is the successor to several companies which have been merged and consolidated. ISee3D was incorporated under the laws of Canada by articles of incorporation dated February 9, 1981 as Shadowfax Resources Ltd. By articles of amendment dated April 6, 1990, Shadowfax changed its name to Docu-Fax International Inc. Between 1990 and 1992, the Docu-Fax was involved in the business of electronics transfer and receipt of information and voice recordings through certain subsidiaries which have now been divested.

         On September 14, 1994, Docu-Fax became International Telepresence (Canada) Inc. This name change was made in connection with the acquisition of all of the outstanding shares of International Telepresence Corporation pursuant to a share exchange takeover bid. The acquired company, subsequently consolidated into ISee3D, was created in November, 1990 upon the merger of two predecessor companies, International Telepresence Corp. and TRI Telepresence Research Inc., which were incorporated in 1988 and 1986, respectively. Since 1986, the acquired company (or its predecessor companies) had been involved in the development and implementation of 3D imaging systems, and 3D telepresence systems, for use in various enterprises, including medicine, the nuclear industry, the subsea and space exploration and hazardous material handling. It offered these industries technologies for the three dimensional film making, at first using two synchronized camera, but later using a patented single camera technique.

         With the growth of the Internet, and most significantly, streaming video, over the last several years, the Company has decided to change its business and focus on the transmission of video data over the Internet. In March 1999 the Company established an Internet Advisory Board to guide the

Company in developing 3D streaming video technology for the Internet. Since then the Company has developed what it believes to be the first practical system for transmitting 3D video over the Internet in a commercially feasible manner.

         In connection with the acquisition of International Telepresence in September 1994, the Company went public on the Canadian Dealing Network (CDN). On April 30, 1999 it changed its name to ISee3D Inc. to better reflect its current business. Its common shares trade under the symbol EYEC. The Company's shares are also traded on the National Quotation Bureau pink sheets under the symbol ISEDF. The Corporation's principal office is located at 4, Westmount Square, Suite 100, Westmount, Quebec, H3Z 2S6.

ISEE3D'S TECHNOLOGY

Unique Aspects

         ISee3D's technology differs from others in the field in several crucial ways:

         o ISee3D has created what it believes to be the first pre-encoding format to be compatible with all third party compression, transmission, decompression and display technologies to enable the distribution of 3D content. This standard, called DVU for dimensional viewing, is designed to work within the protocols of the Internet and the World Wide Web. The data standard was designed for Internet transmission, and will work effectively, even over consumer modems using dial-up Internet connections.

         o ISee3D allows content producers to convert existing film content to 3D as well as to create original 3D content for Internet distribution. There is a great deal of 3D content available for computers via the web, on CD or otherwise. However, to the Company's knowledge, most of this is computer generated content. Computer games are a prime example. The Company believes there is very little stereoscopic 3D content. ISee3D's technology begins with the camera, not with a computer program which simulates stereo. Moreover, using the camera technology developed by ISee3D in the past, live events can be filmed in 3D.

         o The content can be viewed by consumers in 2D without any special equipment and without any visual distortion. The encoding is compatible with third party compression formats and the data stream can be decoded by multimedia players such as those made by Real Networks and Microsoft. At the same time, ISee3D will provide an add-in for both of these players that, along with the hardware to be supplied by ISee3D, will facilitate the 3D experience.

         o Many other 3D systems rely on passive, two (2) color (anaglyph) glasses. ISee3D's technology will work with those types of glasses, allowing the consumer to see a 3D image. ISee3D intends to distribute those glasses for free to establish a market. However, ISee3D's technology will rely principally on liquid crystal shutter (LCS) glasses. The LCS glasses provide a more natural viewing experience by more accurately depicting the color of the original and more closely emulating true human vision. ISee3D plans to sell LCS glasses in connection with the distribution of its technology.

Components of ISee3D's Technology

         The ISee3D system consists of a number of components. The principal ones are as follows:

         o ISee3D's patent pending technology for converting 3D video images into a compressed digital format compatible with the Internet protocol, and specifically with the Real Media player and the Microsoft Windows Media Player.

         o Encoders which are specially designed computers will run the software used to convert 3D video images, no matter what the initial source, to ISee3D's digital format for transmission. The encoders will connect to servers to deliver the data over the Internet.

         o A decoder which will be used by the consumer to convert the digital format back to one which can be viewed on his or her computer monitor is included in ISee3D's player.

         o Liquid crystal shutter glasses which will provide the consumer with the 3D effect in a manner somewhat similar to the manner in which it was originally recorded through the Company's convertor.

The DVU Format and Media Players

         The DVU format is the delivery method used by ISee3D in connection with its United States patent-pending system compression and decompression techniques which facilitate the transmission of 3D video over the Internet. It is compliant with third party compression standards, and can be viewed as normal two dimensional video by those who do not have the ISee3D glasses. It has been designed to work at bandwidths as low as 56.6 kbps. The decoding software will operate as a plug-in for the RealNetworks RealPlayer and the Microsoft Windows Media Player.

         ISee3D has entered into arrangements with both Microsoft and RealNetworks to establish and maintain compatibility of the DVU format with the respective media players of those companies. With Microsoft, ISee3D has access to Microsoft technologies through the Microsoft Developer Network and has established working relationships with Microsoft business and technical personnel concentrating on multimedia development. Microsoft presented ISee3D's first live 3D webcast -- the implosion of the Seattle Kingdome in March 2000. Other than the Windows NT Operating System, Windows SQL Server, other freely available software and the DVU technology itself, no special hardware or software is necessary to convert 3D video images into a digital, Windows Media Player compatible, format which can be streamed over the Internet.

         DVU technology is also designed to work RealNetworks' technology. RealNetworks assisted

ISee3D in developing the DVU format. In September 1999, ISee3D entered into a contract with RealNetworks to jointly develop a plug-in to allow RealNetworks' RealPlayer to work with ISee3D's encoding and decoding technology.

         ISee3D has purchased server hardware and software to allow it to create and transmit both Windows Media and RealNetworks streaming video which has been enhanced by ISee3D's DVU technology.

Consumer Viewing of 3D Transmissions

         Initially, the consumer will have two alternatives for viewing ISee3D's streaming three dimensional video.

         Shutter Glasses Technology and the Line Blanker

         At present, the best practical option to view 3D images on a computer monitor at a reasonable cost is through the use of "Shutter Glasses." Shutter Glass technology is in the public domain (patent expired) and is currently available from several manufacturers. The technology involves the use of liquid crystal devices (LCDs). When LCDs are utilized for 3D viewing they are normally referred to as liquid crystal shutters (LCS). The two shutters in the glasses (left and right) are controlled electronically and work to cause a viewer to perceive an image through only one eye at a time. During operation, each shutter would be in one of two states, open (transparent) or closed (opaque). At any discrete point in time, the 2 shutters of the LCS glasses are in opposite states. For example, an one moment, the left shutter will be open while the right shutter will be closed, allowing the viewer to see with the left eye only. In synchronization with the LCS glasses, the monitor will display the image to be seen by the left eye. A moment later the LCS glasses switch state so that the left is closed and the right is open. The right eye now sees the image on the monitor, which, in synchronization with the glasses, has changed to the image for the right eye. This occurs approximately 120 times per second. This speed is too fast for the human eye to sense the switching, but in this manner an image pair may be displayed where the left eye sees the first image and the right eye sees the second image. The images seen by each of the two eyes are at slightly different angles. The brain merges the two images and in doing so creates the perception of 3D. This is the foundation for stereoscopic viewing.

         ISee3D will sell Shutter Glasses to consumers along with a "Line Blanker," a black box device inserted between the viewer's computer and monitor to create the switching between left and right perspective images on the screen. These, items along with the software plug-in for the Microsoft Windows Media Player and the RealNetwork RealPlayers make up the ISee3D "Enabling Kit" necessary to most fully take advantage of the current state of 3D streaming video technology. ISee3D anticipates that other companies may also sell Shutter Glasses and a Line Blanker, and ISee3D intends to make its plug-in separately available for download so that it can be used with glasses provided by others.

         Anaglyph Glasses

         Anaglyph glasses are the red and green glasses, frequently found with cardboard frames, which many people remember from 3D motion pictures. ISee3D's technology will work with anaglyph glasses, but will not produce as satisfying an effect as with shutter glasses.

         Future Technologies

         ISee3D anticipates that in the future, separate glasses may not be necessary to view streaming 3D video. ISee3D has seen prototypes of computer monitors capable of displaying 3D video. ISee3D also believes that in the future "set top boxes" attached to television monitors may enable televisions to display 3D images. There can be no assurance if or when such devices will be available at commercially reasonable prices.

3D CONTENT AND SOURCES

         ISee3D anticipates that once a consumer market for 3D Internet viewing is established, a variety of content providers will want to take advantage of ISee3D's technology to serve them. These content providers include not only the owners of the content such as motion picture studios, wishing either to exploit their existing libraries by converting them into 3D, or, alternatively to create new 3D content. In the first instance, the studio could go to one of several companies that have the technology for converting two dimensional images to 3D. In the second instance, the studio could develop the content itself, or work with ISee3D to take advantages of the camera technology, ISee3D has previously developed. Another source of revenue would be sports-related web sites. Alternatively, ISee3D may establish alliances with the 2D to 3D conversion companies which in turn would establish the relationship with the content providers. It can also act as a host for the webcast should a licensee want it to do so.

ANTICIPATED REVENUE SOURCES

         ISee3D expects to receive the bulk of its revenue from licensees of its software, on a business to business model. Additional revenue may come from incidental items such as acting as a host for certain events and for assistance in the creation of new 3D content.

         While ISee3D plans to charge consumers for its LCS glasses, the Company believes that it is more important to build a market than to make a significant profit from this end of the business. The LCS glasses along with the Blanker Box will be sold as part of an Enabler Kit at an anticipated price of $30. ISee3D may give away anaglyph glasses to help encourage consumers to participate in Web 3D. ISee3D hopes that other companies will sell glasses as well to allow the market to grow more quickly. Consumers who do not purchase the Enabler Kit will need to obtain a plug-in for the media player. ISee3D plans to offer two versions of its plug-in, a basic unit which will work only with anaglyph glasses, and a "full-featured" unit which will work with shutter glasses. Both will be downloadable over the Internet, The basic unit will be free, the other (which will be also included in the Enabler Kit) will be sold at a price to be determined.

PRINCIPAL CONTRACTS AND RELATIONSHIPS

RealNetworks

         On May 5, 1999 ISee3D announced an agreement with, RealNetworks Inc, ("RealNetworks") a leading provider of multimedia enabling software for computers and the Internet. ISee3D's relationship with RealNetworks will allow content to be transmitted using the Company's DVU format and viewed using RealNetwork's multimedia players. Consumers with ISee3D's Enabler Kit (or other 3D viewing equipment such as anaglyph glasses) will be able to enjoy the video in 3D through the use of a plug-in to the RealNetwork player. Others can still view the video in 2D

         On May 28, 1999 Alan Lippman, Chief Engineer of RealNetworks joined ISee3D's Internet Advisory Board. With Mr. Lippman's assistance, ISee3D was able to improve its DVU technology in order to make it work effectively at Internet transmission speeds as low as 56.6 Kbps. Mr. Lippman left the Internet Advisory Board on August 20, 1999, a conflict of interest once we become a paying customer.

         On September 16, 1999 ISee3D entered into another agreement with RealNetwork which allows ISee3D to take advantage of RealNetwork's Real Guide, RealStore and RealChannel.

Microsoft

         In August 1999 ISee3D began development work with Microsoft's Windows Media Technologies Division, to include support for ISee3D's DVU format in the Windows Media Player. This relationship led to ISee3D producing the Kingdome implosion event in March 2000. As with the RealNetworks Player, those with 3D equipment can view ISee3D's digital video in 3D, other will see it in 2D.

Glasses and Related Hardware

         ISee3D does not intend to manufacture any products, itself. In all cases, ISee3D is not dependent on a single source for its products and would rather partner with all providers to expand the market. The Company is subject to potential industry-wide problems such as an industry shortage of parts due to a natural disaster.

OTHER BUSINESSES

Virtual Movie Maker

         With the naming of Eugene Joseph to the position of President of "ISee3D Inc.", effective June 1st, 2000, and the concomitant transfer of certain intellectual property assets from Mr. Joseph to the Company, ISee3D intends to launch a project that it hopes will enable the art of making "Virtual Movies." ISee3D's "Virtual Movie" Maker is intended to allow virtually anyone to create movies on their computer. It will feature virtual characters acting and interacting with other characters, with virtual props and with virtual sets. The Company believes that Virtual Movie making will appeal to the mass market by lowering the entry barrier to artistic expression. It also believes it will appeal to the professional pre-visualization market by offering productivity increases. The "Virtual Movie" Maker is currently in the development stage, and the Company does not expect to begin any form of distribution before late 2001.

Medical Business

         While the Company has refocussed almost all of its attention on new media, from time to time, the Company is offered projects relating to its former area of concentration, three dimensional photography. The Company will accept such projects where appropriate.

COMPETITION

         ISee3D does not believe it faces any direct immediate competition in the transmission of 3D content over the Internet. A number of companies have announced their intention to provide a mechanism for transmitting streaming 3D video over the Internet, but to the knowledge of the Company, no one else has been successful to date.

         A number of companies are engaged in the 3D video business. These include Dynamic digital Depth, Another World and New Entertainment. These companies focus on the conversion of 2D content to 3D. ISee3D believes their business complements that of ISee3D. Where possible, ISee3D will seek to partner with these organizations, to take their product and distribute it. Other possibilities include cross-licensing arrangements.

         A number of companies are offering 3D content for viewing over the current generation of television equipment. ISee3D believes there are inherent limitation in this technology. Specifically, ISee3D believes television's 60 Hertz refresh rate is insufficiently fast to avoid the sense of "flicker" when viewing an image through shutter glasses, as the shutter glasses reduce the effective refresh rate to 30 Hertz. As the adoption of HDTV evolves, ISee3D plans to pursue the opportunity to distribute media to the home for viewing on an HDTV, but will wait and study the adoption rates in order to best understand the point to enter that market application. Until that time ISee3D will deliver the media to the home for display on the PC.

         Many companies are involved in creating computer generated 3D non-stereoscopic images for transmission over the Internet or distribution and sale using other media such as CD-ROMs and DVDs. These companies are extremely active in the computer game and computer aided design fields. In some instances their work may be used in commercial films and videos. In these cases, the 3D perspective is created by the computer, and is not part of the original filmed image (where a filmed image exists.) ISee3D may compete with some of these companies in particular instances, especially in the area of commercial film and video creation.

         A company called Dynamic Digital Depth Inc. is engaged specifically in the conversion of two dimensional film and video to 3D using computer technology. ISee3D may compete with this company in certain areas. At the same time, the ISee3D and Dynamic Digital Depth, Inc. have plans to work together on post-production matters.

EMPLOYEES

         As of May 31, 2000, the Company has 21 full time employees of which four are in management, 11 are engaged in research and development, 4 are engaged in marketing and 2 are engaged in administration. The Company has an agreement with Joel Leonoff, Rory Olsen, Mitchell Garber and Gary Oberman, who make up the Company's Internet Advisory Board. The Company has also entered into consulting agreements with Dr. Jason K. Rivers and Steven Blumenthal to assist the Company in finding potential customers and partners to exploit the medical applications of the Company's technology. The Company outsources, substantially, all of its manufacturing and a small portion of its research and development. None of the Company's employees is represented by a union. The Company considers its employee relations to be satisfactory.

ITEM 2.                    DESCRIPTION OF PROPERTY

         The Company has its principal place of business located in Westmount, Quebec, a suburb of Montreal. The Montreal office consists of 6,521 square feet with a term that expires on March 31, 2004. The monthly rental is $10,325 and increases to $10,596 on November 01, 2002.

ITEM 3.                    LEGAL PROCEEDINGS

         The Company is not currently a party to any litigation.

ITEM 4.                    CONTROL OF REGISTRANT

         The following table sets forth certain information concerning the beneficial ownership of the Common Shares or options to purchase common shares as at June 1, 2000 for each officer and director and each person known by the Company who beneficially owns more than 5% of the Common Shares.


                                                                    Number of                  Percentage of
Name of Beneficial Shareholder                                      Common Shares              Common Shares
------------------------------                                      -------------              -------------
                                                                                                     '(1)

Adelite Communications Corporation                                   8,000,000(2)                      12.36%
Sparten Establishment                                                5,500,000                          8.50%
Morden Lazarus                                                       3,095,000(3)                       5.24%
Nigel Horsley                                                          120,710                           .19%
Fernand Lalonde                                                        500,000(4)                        .77%
Jason Rivers                                                           400,000(5)                        .61%
Doug Lewin                                                             200,000(6)                        .23%
Sheldon Klein                                                          200,000(7)                        .30%
Gary Oberman                                                         1,200,000(8)                       1.85%
William Henry                                                          350,000(9)                        .54%
Ron Goldenberg                                                         800,000(10)                      1.24%



Eugene Joseph                                                          1,500,000(11)                      1.54%
                                                                       ---------
                       All directors and Officers as a Group           8,365,710                         13.31%
                                                                       ---------




         (1)               As at May 19, 2000 the number of common shares outstanding was 64,700,110.
         (2)               Includes warrants to purchase 4,500,000 shares at $.15 per share.
         (3)               Includes options to purchase 3,000,000 shares, including 400,000 shares at
                           $0.35 per share, 1,000,000 shares at $0.30 per share, 300,000 shares at $1.21 per share and 1,300,000 shares at $1.75 per share. 95,000 shares and 600,000 options of which to purchase shares are owned of record by Lirojen Enterprises Ltd., a company controlled by Morden Lazarus.
         (4)               Includes options to purchase 300,000 shares at $.30 per share and 200,000 shares at $1.28 per share.
         (5)               Includes options to purchase 400,000 shares at $1.06 per share.
         (6)               Includes options to purchase 200,000 shares at $0.75 per share.
         (7)               Includes options to purchase 200,000 shares at $1.75 per share.
         (8)               Includes options to purchase 1,200,000 shares at $1.75 per share.
         (9)               Includes options to purchase 350,000 shares at $0.87 per share.
         (10)              Includes options to purchase 800,000 shares at $2.15 per share.
         (11)              Includes options to purchase 1,000,000 shares at $0.75 per share.


ITEM 5.                    NATURE OF TRADING MARKET

         The Common Shares of the Company are traded on the Canadian Dealing Network(CDN) in Ontario, Canada and, as of April 11, 2000, are traded on the "pink sheets" in the United States.

         The following table sets forth the reported low and high bid prices for the Common Shares of the Company as quoted on the CDN on a quarterly basis for the years 1997, 1998 and 1999 and the quarters ended June 30, 2000. All figures are in Canadian Dollars.

                            Quarter          High                Low
                            -------          ----                ---
              1997-- First quarter:          $1.15               $0.32
                    Second quarter:          $0.57               $0.28
                     Third quarter:          $0.50               $0.29
                    Fourth quarter:          $0.38               $0.13

               1998--First quarter:          $0.28               $0.09
                    Second quarter:          $0.19               $0.09
                     Third quarter:          $0.11               $0.02
                    Fourth quarter:          $0.12               $0.03

              1999-- First quarter:          $0.85               $0.07
                    Second quarter:          $2.35               $0.49
                     Third quarter:          $1.53               $0.70
                    Fourth quarter:          $1.20               $0.61

               2000  -          First quarter          $3.10            $0.71
                      Second quarter                   $1.50             $0.20


                  At May 19, 2000, the Company had 64,700,110 Common Shares issued and outstanding and 16,000 record owners.

                  The Company has not paid dividends to its shareholders to date. The Company's policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial conditions of the Company and such other factors as the Board of Directors of the Company may consider approximate. Since the Company is currently in an expansion stage, it is unlikely that earnings will be available for the payment of dividends in the near future.

ITEM 6.              EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
                     HOLDERS

         There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non- resident holder of Common Shares, other than withholding tax requirements. See "Item 7 - Taxation."

         There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

         An investment in Common Shares of the Company by a non-Canadian that is a "WTO investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equaled or exceeded $192 million, the threshold established for 2000, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

         An investment in Common Shares of the Company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets were $5.0 million or more, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment.

         A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the Common Shares of the Company or acquired all or substantially all of the assets used in conjunction with the Company's business. The acquisition of less than a majority, but one-third or more of the Common Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

         The Investment Act would not apply to certain transactions in relation to Common Shares of the Company, including:

                  (a) an acquisition of Common Shares of the Company by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

                  (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

                  (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

ITEM 7.                    TAXATION

         The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with the Company, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of the Company, to whom such shares are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

         Generally, shares of the Company will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of the Company as capital property for the purposes of the Canadian Tax Act.

         This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to security holders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

         Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

         WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

         Generally, shares of the Company will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the Toronto Stock Exchange), the holder does not use or hold, and is not deemed to use or hold, the shares of the Company in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the particular time.

         A holder of shares of the Company that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

         Dividends paid or deemed to be paid on the shares of the Company are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of the voting stock of the Company. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty.

ITEM 8.                    SELECTED FINANCIAL DATA

         Set forth below is selected financial information for the years ended December 31, 1995-1999 derived from the Audited Financial Statements of the Company prepared in accordance with Canadian G.A.A.P. These principals as applied to the Company do not differ materially from U.S. G.A.A.P. except as disclosed in Note 18 to the Company's Financial Statements. All figures are in Canadian funds. This information should be read in conjunction with the Company's Financial Statements included in this Registration Statement.


Statement of
Earnings and      For the three months ending
Deficit                     March 31                             For the year ending December 31,
    (In Canadian
Dollars)               2000          1999     1999 (Restated)       1998          1997          1996          1995


Sales             $        8,232                             $      60,311                                  $      211,276
    Cost of sales $        6,214                             $      57,228                                  $      177,206
                  --------------                             -------------                                  --------------
Gross profit      $        2,018                             $       3,083                                  $       34,070
                  --------------                             -------------                                  --------------

Selling, general &
administrative
expenses          $    1,116,526   $ 269,572  $ 3,620,887    $     842,161    $  1,062,973   $  1,338,106   $    1,521,266
Depreciation &
amortization      $       55,945   $   7,110  $   129,921    $      34,843    $     44,942   $    144,559   $       93,716
Interest          $        5,700   $   6,029  $    19,789    $       6,682    $      8,877   $     24,116   $       15,556
Research&
development       $       17,967   $  21,389  $   632,509    $     120,140    $    184,501   $    113,854   $      322,351
                  --------------              -----------    -------------    ------------   ------------   --------------
                  $    1,196,138   $ 304,100  $ 4,403,106    $   1,003,826    $  1,301,293   $  1,620,635   $    1,952,889
                  --------------              -----------    -------------    ------------   ------------   --------------
Operating loss    $   (1,194,120)  $(304,100) $(4,403,106)   $  (1,000,743)   $ (1,301,293)  $ (1,620,635)  $   (1,918,819)

Interest & other
income            $       37,377              $    92,242    $       4,819    $      9,285   $     15,805   $      106,071
                  --------------                                                                            --------------
Dispute settlement
Write-down of
assets                                        $    50,648    $     115,000    $     35,532   $    593,363
                                              -----------    -------------    ------------   ------------

Net loss          $   (1,156,743)  $(304,100) $(4,361,512)   $  (1,110,924)   $ (1,327,540)  $ (2,198,193)  $ (1,812,748)
                  ===============  =========  ===========    =============    ============   ============   ============

Basic loss per
       share      $        (0.02)  $   (0.01) $     (0.08)   $      (0.04)    $      (0.05)  $      (0.12)  $      (0.16)
Weighted average
# of shares
outstanding           56,009,672  34,235,777   51,475,610      29,485,777       24,733,815     18,013,064     11,329,675

Balance Sheet Data
Cash              $    3,907,802   $ 236,179  $ 4,187,248    $    (44,547)    $    454,821   $     87,686   $  1,242,029
Capital assets    $    1,043,775   $ 243,435  $   762,895    $    210,396     $    228,230   $    198,219   $    499,204
Capital Leases                     $   3,371                 $      3,264    $       9,816   $     20,338   $     24,037
Shareholders'
equity            $    4,986,614   $  18,472  $ 4,657,224    $   (302,426)    $    658,498   $    (36,080)  $  2,221,502

EXCHANGE RATE

                           CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Registration Statement are in Canadian dollars, except whether otherwise indicated. The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of each of the December 31 fiscal year periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.



                     FISCAL YEAR ENDING             1999            1998             1997            1996             1995
                     ------------------             ----            ----             ----            ----             ----
                            DECEMBER 31
                            -----------
            Rate at End of Period                $1.4433         $1.5330          $1.4305         $1.3760          $1.3725
            Average Rate During Period           $1.4858         $1.4831          $1.3843         $1.3636          $1.3726
            High Rate                            $1.5845         $1.4399          $1.3865         $1.4267          $1.5475
            Low Rate                             $1.0000         $1.3345          $1.3287         $1.3275          $1.4420



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company, since 1986, has been involved in the development and implementation of 3D imaging systems for use in several industries including medical, subsea, nuclear, space and hazardous materials handling.

         With the growth of the Internet, and more significantly, streaming video, over the last several years, the Company has recognized a new, and broader use for its technology-the creation of three dimensional video which can be transmitted over the World Wide Web. The Internet marketplace is infinitely broader and far less regulatory than others. In March 1999 the Company established an Internet Advisory Board to guide the Company in providing this technology in a commercially feasible manner.

         The following discussion and analysis provides a review of the activities, results of operations and financial condition of Isee3D, Inc. for the period ended March 31, 2000 compared to the period ended March 31, 1999 as well as year ended December 31, 1999 in comparison with the year ended December 31, 1998, and the year ended December 31, 1998 in comparison with the year ended December 31, 1997. This discussion should be read in conjunction with the Company's audited financial statements for 1997, 1998 and 1999. All amounts are in Canadian dollars unless otherwise stated.

Results of Operations

Period Ended March 31, 2000 Compared to the Period Ended March 31, 1999

         The net loss for the period ended March 31, 2000 was $1,156,743 or a loss of $0.02 per share compared to a net loss of $304,100 or a loss of $0.01 per share in the period ended March 31, 1999. The reason for the increased loss in the period ended March 31, 2000 was that the Company was fully staffed and into development of its internet streaming 3D technology.

         Sales were minimal in this quarter ($8,232), representing shipment of the Company's LCS Shutter Glasses, compared to no sales in the first quarter of 1999.

         General and administrative expenses increased to $1,116,526 from $269,572 in the first quarter of 1999 and were comprised primarily of consulting expense for outside expertise, salaries for software engineers and other staff, rent for the Company's premises in Westmount and Burnaby and the cost of postage, printing and mailing.

         Amortization of capital assets increased to $55,945 in the first quarter of 2000 from $7,110 in the same quarter last year due to the increase in capital assets over the year.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31,1998

         The net loss for the year ended December 31, 1999 ("1999") was $4,361,512 or a loss of $0.08 per share compared to a net loss of $1,110,924 or a loss of $0.04 per share for the year ended December 31, 1998("1998"). The increase in research and development initiatives to capitalize on the Company's entry into the new Internet marketplace was the major factor for the increase in the net loss in 1999 versus 1998.

         The Company, being in a development stage, did not have any revenues in 1999 as compared to 1998 when the company had revenues of $60,311.

         Selling, general and administrative expenses were $3,620,887 in 1999 compared to $842,161 in 1998 or an increase of $2,778,726. There were several areas of operation that contributed to the increase in these expenses. Salaries and benefits increased by approximately $440,000 due to the hiring of additional personnel in software engineering. Professional fees increased by approximately $682,000 due primarily to various legal proceedings instituted by the Company(which were settled prior to year-end) to defend its rights. Consulting fees increased by approximately $1,719,000 to $1,864,000 which included $969,000 in deferred compensation to the Internet Advisory Board, fees of $368,000 for investor relations related to the cashing-in of warrants and consulting fees of approximately $220,000 to Companies controlled by the C.E.O. and the former President for contractual services provided to the Company. Marketing and printing costs increased by approximately $250,000 as a direct result of the increase in the shareholder base of the Company.

         Depreciation and amortization expense increased from $34,843 in 1998 to $129,921 in 1999. This was due in the most part to the addition of new computer equipment.

         Research and development expenses increased to $632,509 in 1999 from $120,140 in 1988. The Company was involved in several special projects in 1999 with major technological partners to develop and market its proprietary products.

         Interest and other income increased by $87,423 in 1999 compared to 1998 with most of the increase in interest income arising as a result of the proceeds from the sale of share capital during 1999.

         During 1999 the Company wrote down the value of its medical parts inventory to nil due to the new Internet strategy of the Company.

Year Ended December 31, 1998 Compared to the Year Ended December 31,1997

         Net loss for 1998 was $1,110,924 or a loss of $0.04 per share as compared to a loss of $1,327,540 in 1997 or a loss of $0.05 per share. The Company rationalized expenses in 1998 with moderate success.

         The Company had minimal sales revenue in 1998 of $60,311 compared to no revenue in 1997. This is due to the fact that 1998 was a year of consolidation for the Company.

         Selling, general and administrative expenses decreased by $220,812 in 1998 from $1,062,973 in 1997 to $842,161 in 1998. Salaries and benefits and travel expenses accounted for the decrease as the headcount was reduced throughout the year. Other selling, general and administrative expenses stayed relatively stable over the two years.

         Depreciation and amortization decreased by $10,099 due to the age of the capital assets.

         Research and development expenses decreased from $184,501 in 1997 to $120,140 in 1998 or by $64,361.

         During 1998 the Company settled a law suit for $115,000 which increased its expenses by that amount compared to 1997 when no such settlements were made.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has historically funded its operations by cash provided by financing activities including the sale of its shares via private placement and the conversion of preference shares, debentures, options and warrants.

         During 1997, the Company raised net proceeds of $2,207,937 by the issuance of share capital via private placements and upon the conversion of preference shares. During 1998, financing activity resulted in $150,000 being received pursuant to the conversion of a debenture. During 1999, the Company raised net proceeds of $8,352,162 pursuant to private placements and the conversion of warrants and options. During the first quarter of 2000 the Company raised net proceeds of $1,113,000 upon the conversion of warrants and options into common shares.

         Although most of the use of funds from 1997 to March 2000 was to fund operations, the Company did purchase capital assets for $223,195, $797,966, $17,009 and $110,472 in 2000, 1999,1998 and 1997 respectively.

         Working capital improved to $3,942,839 at March 31, 2000 from a working capital deficiency of $221,592 at March 31, 1999.

         If the Company's current cash position is not sufficient to meet the Company's needs, the Company may from time to time seek to raise capital from additional sources, including project specific financing, conversion of existing warrants or from public or private debt or equity financing. The Company believes that its existing resources will be sufficient to fund the Company for at least the next twelve months.

ITEM 9A.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                                 Not Applicable

ITEM 10.          DIRECTORS AND OFFICERS

The following table lists the directors and officers of the Company as of March 31, 2000:

Name                         Age            Position (and year of
                                            commencement)

Morden C. Lazarus:           58             Director (1996), Chief
                                            Executive Officer,
                                            Chairman of the
                                            Board(1998)

Fernand Lalonde              67             Director (1998)
          Q.C.:

Dr. Jason K. Rivers:         44             Director (1999)

Douglas P. Lewin:            30             Director (2000)

Sheldon Klein:               67             Director (2000)

Nigel Horsley:               52             Director (2000)

Eugene Joseph:               48             Director and President
                                            (2000)

William Henry:               30             Chief Technology Officer
                                            (1996)

Ron Goldenberg:              44             Chief Financial Officer
                                            (2000)

MORDEN C. LAZARUS

         Mr. Lazarus joined the Company as a Director in July, 1996 and became Chief Executive Officer and Chairman in May, 1999. Mr. Lazarus is also the Managing Partner of Lazarus Charbonneau, a law firm. He has been either the Sole Proprietor or the Managing Partner of this firm since 1967. Mr. Lazarus has a B.C.L. in Law from McGill University. He is on the Board of

Directors of Neuro-Biotech Corporation, Eiger Technologies Inc. and United Totes (Canada) Inc., a subsidiary of Anchor Gaming Ltd.

FERNAND LALONDE Q.C.

         Mr. Lalonde was appointed Director of the Company in July, 1998. Since 1995, he has been Counsel at the law firm of Leduc, Leblanc. Prior to that he was a Partner at the law firm of Ahern, Lalonde, Nuss & Drymer. Mr. Lalonde sits on the Board of Director at Societe Denergy Foster Wheeler Inc. and Air Canada. He has a Bachelor's Degree in Arts and a LL.B. in Law, both from the University of Montreal.

DR. JASON K. RIVERS

         Dr. Rivers has been a Director of the Company since May, 1999. Between 1994 and 1999, Dr. Rivers was Associate Professor at the University of British Columbia focusing on Clinical Research in Dermatology and a Director of the Residency Program. Dr. Rivers has a B.S.C. in Science from the University of Toronto, an M.D. in Medicine from the University of Ottawa and a F.R.C.P.C. in Dermatology from the University of Ottawa.

DOUGLAS P. LEWIN

         Mr. Lewin was appointed Director of the Company in February 2000. Mr. Lewin has served as a Director on the Board and officer of numerous companies including: Vice-President of Transaction Services of Surefire Commerce Corp. since October of 1999; Director of Business Development of BCE Emergis from 1998 through 1999; and Director of Leasing Asset Management of Magil Laurentian Realty Corp., between 1995 through 1998.

SHELDON KLEIN

         Mr. Klein was appointed Director of the Company in February, 2000. Mr. Klein also serves as President to Hasbro Canada Inc. and Hasbro Latin America. Mr. Klein is in charge of worldwide operations of Hasbro Inc. in Canada, Mexico, South and Central America since March, 1993.

EUGENE JOSEPH

         Mr. Joseph became President of the Company on June 1, 2000. Prior to joining the Company Mr. Joseph was employed as the Chief Technology Officer of Virtual Prototypes Inc. between December 1995 and April 1999. Between February 1999 and April 2000, Mr. Joseph was the President of North Side Ventures Ltd., which provided strategic consulting services to companies in the high technology software industry. Mr. Joseph has a degree in Mathematics and Computer Science from the University of Tel-Aviv. Mr. Joseph also serves as Director on the Board of Virtual Prototypes Inc.

RON GOLDENBERG

         Mr. Goldenberg became Vice President and Chief Financial Officer to the Company on February 21, 2000. Mr. Goldenberg has been appointed various positions, including Executive Vice President, Chief Financial Officer and Director of Grand Toys International Inc. since 1986 through 1999.

ROBERT NIGEL MARCUS HORSLEY

         Mr. Horsley became Vice-President of the Company in April, 1993, and General Manager of the Company in December, 1998. Between June, 1995 and June, 1996, Mr. Horsley was also Vice Chairman of Tamarine Ventures, where he was responsible for Business Development. Mr. Horsley is also a Director of Rail Power Technology Inc.

WILLIAM HENRY

         William Henry joined the Company in February, 1995. He was Design Engineer from February, 1995 to April, 1996, at which point he became Engineering Project Manager. In December, 1997 he became Engineering Manager, a position that he held through March, 1999 when he became the Chief Technology Officer. Mr. Henry has a degree in Electronic Engineering from the British Columbia Institute of Technology.

Employment Contracts

         The Company has entered into an executive employment agreement (the "Executive Agreement") with Eugene Joseph, President and Chief Operating Officer, effective June 1, 2000. The Executive Agreement is due to expire May 31, 2005 and may be renewed upon the discretion of the board of directors of the Company. Pursuant to the Executive Agreement Mr. Joseph is to be paid an incremental base salary commencing at, $160,000 during the first year of employment, $170,000 during the second year of employment, $180,000 during the third year of employment, $190,000 during the fourth year of employment and $200,000 during the fifth year of employment. The Executive Agreement may be terminated for cause on the giving of 5 days notice. In addition, the Executive Agreement entitles Mr. Joseph to employee stock option package as indicated on the stock option plan chart in Item 12.

         The share of compensation to be awarded to Mr. Joseph under the Executive Agreement consists of: (i) 1,000,000 stock options of the Company at an exercise price of $0.75; (ii) up to 5,000,000 common shares for each $10.00 of the Company's gross revenues realized from the exploitation of the unique content provided to the Company up to a maximum of $50,000,000 during the term of the Executive Agreement and; (iii) up to 3,000,000 common shares for every $3.00 of gross profit earned by the Corporation during the term of the Executive Agreement which can be granted to Joseph.

         The Company has entered into a consulting agreement with Lirojen Enterprises Ltd. which is a company controlled by Morden C. Lazarus, Chief Executive Officer and Chairman of the Board, dated April 1, 2000. The agreement) commenced April 1, 2000 for a one year period renewable at the option of Lazarus. It calls for an annual compensation of $180,000 and a stock option grant disclosed elsewhere in this document. Lirojen Enterprises is permitted under the agreement to accept retainers from parties other than the Company provided that such retainers do not materially interfere with Lirojen's obligations to the Company.

BOARD COMMITTEES

         The Company did not have a Compensation or an Audit Committee during 1999. The duties of such committees were carried out by the Board of Directors of the Company. The Board of Directors meets on compensation and audit matters as required.

DIRECTORS' AND OFFICERS' INSURANCE

         The Company currently maintains liability insurance for directors and officers of the Company in the amount of $3,000,000.

ITEM 11.          COMPENSATION OF DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid to the Company's Chief Executive Officer and the other two most highly compensated executive officers for the fiscal years ended December 31, 1999, 1998 and 1997.


                                                                                  Long Term Compensation
                                                                                  ----------------------

                                Annual Compensation                           Awards                      Payouts
                                -------------------                           ------                      -------

 Name and Principal                              Other Annual    Options/SARs   Restricted Shares or    LTIP     All Other
      Position        Year    Salary    Bonus    Compensation     Granted       Restricted Share Unit  Payout  Compensation
      --------        ----    ------    -----    ------------     -------       ---------------------  ------  ------------
MORDEN C. LAZARUS,
Chairman, President &
C.E.O.(1)             1999     $120,000                            1,600,000(2)
                      1998
                      1997                                            400,000
GARY OBERMAN(3),
President & C.O.O.    1999      $52,000              $120,000(4)    2,000,000(5)
                      1998
                      1997

BRUCE P. LAWRENCE(6),
President & C.E.O.    1999
                      1998     $210,000
                      1997     $180,000                              400,000(7)

(1) Morden C. Lazarus was appointed Chairman, President and Chief Executive Officer of the Corporation on December 4, 1998. Gary Oberman was appointed President on May 15, 1999 to replace Morden C. Lazarus in that capacity. See Note 3. For fiscal 1998 Bruce P. Lawrence served as President and Chief Executive Officer up to and including December 4, 1998.

(2) Of the 1,600,000 options, 1,000,000 were granted to Morden C. Lazarus and 600,000 were granted to Lirojen Enterprises Ltd. ("Lirojen"), a company controlled by Morden Lazarus, 300,000 of which were granted under the previous stock option plan of the Corporation. The remaining options to Mr. Lazarus and Lirojen were approved at the annual and special meeting of shareholders of the Corporation held on February 25, 2000.

(3) Gary Oberman was replaced as President and C.O.O. by Eugene R. Joseph effective June 1, 2000.

(4) Paid to Mr. Oberman's consulting company, Intunix Inc., for consulting services rendered.

(5) Of the 2,000,000 options, 1,000,000 options were granted to Mr. Oberman's consulting company Intunix Inc., in February, 1999 under a consulting agreement with the Corporation, which options granted to Intunix were exercised in May 1999. See "Option Grants". The 1,000,000 options granted to Mr. Oberman personally received shareholder approval at the annual and special meeting of shareholders held on February 25, 2000 but were cancelled unexercised in February 2000. The remaining 1,000,000 options were granted to Mr. Oberman when he became President and C.O.O. in May 1999. Mr. Oberman was granted 1,200,000 options at $1.75 per share in February 2000 in his capacity as President and C.O.O. Since effective June 1, 2000 Gary Overman is to be replaced as President and C.O.O. by Eugene R. Joseph, Mr. Oberman will have until June 30, 2000 , under the terms of the Corporation's Stock Option Plan, to exercise these options. It is intended that Mr. Oberman be retained as a consultant by the Corporation subsequent to June 1, 2000 and that further options will be granted to him at a price no lower than $1.75 per share, subject to applicable regulatory approval, pursuant to a consulting agreement to be entered into between Mr. Oberman and the Corporation.

(6) Bruce P. Lawrence was appointed President and Chief Executive Officer of the Corporation on November 7, 1996 and resigned on December 4, 1998.

(7) According to the information available to management, 400,000 options were granted to Bruce P. Lawrence in 1997 and expired unexercised.


         The total cash remuneration paid or accrued during Fiscal 1999 to all members of management (all directors, executive officers and any other key personnel who were employed by the Company or its subsidiaries or retained on a consulting basis) was $392,000.

COMPENSATION TO DIRECTORS

         During the year 1999 the directors received no fees for meetings of the Board or a committee of the Board which they attended. In addition, no benefits were paid and no benefits are proposed to be paid to any of the directors and officers of the Company under any pension or retirement plan.

ITEM 12.          OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

STOCK OPTION GRANTS

         The following table sets forth details with respect to the outstanding options and warrants as of December 31, 1999.


                                                                               Market Value of
                           Number of        Percentage of                         Securities
                           Securities       Total Options                         Underlying
                             Under            Granted to       Exercise or      Options on the       Expiration
                            Options          Employees in      Base Price        date of Grant          Date
Name                        Granted         Financial Year    ($/Security)       ($/Security)        (yy/mm/dd)
----                       ----------       --------------    ------------     ---------------       ----------
MordenC. Lazarus(1)        1,000,000              9.5%          $0.30              $0.30              04/03/17
                             300,000              2.8%          $0.74              $0.74              020/4/01
                             300,000              2.8%          $1.21              $1.21              02/07/01

Gary Oberman                 250,000              2.3%          $0.10              $0.10              99/12/31
                             250,000              2.3%          $0.15              $0.15              00/12/31
                             250,000              2.3%          $0.20              $0.20              01/12/31
                             250,000              2.3%          $0.30              $0.30              02/12/31
                             250,000              2.3%          $3.00              $3.00              00/12/31
                             250,000              2.3%          $4.00              $4.00              01/12/31
                             250,000              2.3%          $5.00              $5.00              02/12/31
                             250,000              2.3%          $6.00              $6.00              03/12/31

         As at March 31, 2000 all directors and officers as a group hold options to purchase 8,365,710 common shares of the Company.

         The Company has adopted a stock option plan, which was approved by the Company's shareholders in 1994. In June 2000, the plan was amended to increase the number of shares reserved for issuance to 18,000,000. The Plans were established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or its subsidiaries pursuant to option agreements (the "Option Agreements""). The Option Agreements provide for the expiration of such options on a date not later than ten years after the issuance of such option.

         Options issued pursuant to the Plan have an exercise price as determined by the Board of Directors of the Company, provided that the exercise price shall not be less than the closing sale price of such shares on the Canadian Dealing Network on the trading day immediately preceding the day on which the option is granted.

         In the 1999 fiscal year, options were granted to directors, officers and employees to acquire up to an aggregate of 7,052,500 Common Shares.

ITEM 13.          INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

                  The Company has entered into a Memorandum of Transfer and Assignment Agreement (the "Purchase Agreement") with 2904802 Canada Inc. ("2904802") a corporation controlled by Eugene Joseph whereby 2904802 will sell to the Company certain intellectual property assets for the purpose of exploiting the Company's 3D proprietary technology in the development of innovative tools for the creation of unique 3D content which will complement the Corporation's current 3D stream in technology ("Unique Content"). Pursuant to the Purchase Agreement, the Company will issue to 2904802 a total of 500,000 common shares at a price of $0.75 per common share in exchange for such intellectual property assets.

                  The Company has entered into a consulting agreement with Lirojen Enterprises Ltd. which is a company controlled by Morden C. Lazarus, Chief Executive Officer and Chairman of the Board, dated April 1, 2000. The agreement) commenced April 1, 2000 for a one year period renewable at the option of Lazarus. It calls for an annual compensation of $180,000 and a stock option grant disclosed elsewhere in this document. Lirojen Enterprises is permitted under the agreement to accept retainers from parties other than the Company provided that such retainers do not materially interfere with Lirojen's obligations to the Company.

                                     PART II

ITEM 14.          DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Shares

         The Company's capital consists of an unlimited number of Common Shares without par value and as of May 19, 2000, the Company had 64,700,110 Common Shares issued and outstanding.

                  Holders of the Company's Common Shares:

         o have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

         o are entitled to share ratably in all of the assets available for distribution to holders of Common Shares upon liquidation, dissolution or winding up of our affairs; and

         o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund.


                                    PART III

ITEM 15.          DEFAULTS UPON SENIOR SECURITIES

         Not applicable.


ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         Not applicable.


                                     PART IV

ITEM 17.          FINANCIAL STATEMENTS

         See Item 19(a).  Pages F-1 through F-41 are incorporated by reference.

ITEM 18.          FINANCIAL STATEMENTS

         The Company has elected, pursuant to instruction G(c) to Form 20-F, to provide financial statements pursuant to Item 17.

ITEM 19.          FINANCIAL STATEMENTS AND EXHIBITS

(a)               Index to Financial Statements of Isee3D Inc.


                                                                                                           Page No.
                                                                                                           --------

                  Isee3D Inc.
                  -----------
                  Fiscal Years Ended December 31, 1999 and 1998

                  Auditors Report...............................................................................F-1
                  Statement of Operations.......................................................................F-2
                  Balance Sheet.................................................................................F-3
                  Statement of Shareholders' Equity.............................................................F-4
                  Statement of Cash Flows.......................................................................F-5
                  Notes to Financial Statements.................................................................F-6

                  Period Ended March 31, 2000

                  Balance Sheet................................................................................F-22
                  Statement of Operations......................................................................F-24
                  Statement of Cash Flows......................................................................F-25
                  Notes to Financial Statements................................................................F-27


(b)               Exhibits
                  --------

         1.1      Articles of Incorporation for Shadow Resources Ltd. dated February 9, 1981
         1.2      Articles of Amendment dated February 15, 1990 authorizing the increase of the
                  Common Stock of Shadow Resources Ltd.
         1.3      Articles of Amendment dated April 6, 1990 for name change from Shadow Resources
                  Ltd. to Docu-Fax International Inc.
         1.4      Articles of Amendment dated September 12, 1994 for name change from Docu-Fax
                  International Inc. to International Telepresence (Canada) Inc.
         1.5      Articles of Amendment for International Telepresence (Canada) Inc. dated October
                  26, 1995
         1.6      Articles of Amalgamation of International Telepresence (Canada) Inc. dated October
                  15, 1997
         1.7      Articles of Amendment dated April 30, 1999 for name change from International
                  Telepresence (Canada) Inc. to Isee3D Inc.
         1.8      Articles of Amendment for Isee3D Inc. dated February 29, 2000
         1.9      General By-Laws No. 1
         1.10     Borrowing By-Laws No. 2
         3.1      Agreement of Lease between Sitq Bureaux Inc., Rulim Inc., Immenbles Regime Inc.
                  and Isee3D Inc. dated November 19, 1999
         3.2      Option Agreement for certain International Telepresence (Canada) Inc. Employees
         3.3      International Telepresence (Canada) Inc. Stock Option Plan # 1
         3.4      International Telepresence (Canada) Inc. Stock Option Plan # 2
         3.5      Amended and Restated Stock Option Plan
         3.6      Contract for Consulting Services by and among International Telepresence (Canada)
                  Inc., Lirojen Enterprises Ltd. and Morden C. Lazarus dated April 1 , 1999
         3.7      Addendum to Contract for Consulting Services by and among International
                  Telepresence (Canada) Inc., Lirojen Enterprises Ltd. and Morden C. Lazarus dated
                  June 18, 1999
         3.8      Revised Addendum to Contract for Consulting Services by and among International
                  Telepresence (Canada) Inc., Lirojen Enterprises Ltd. and Morden C. Lazarus dated
                  June 18, 1999
         3.9      Executive Employment Agreement between Eugene Joseph and Isee3D Inc. effective
                  June 1, 2000
         3.10     International Telepresence (Canada) Inc. Unsecured Non-Interest Bearing Convertible
                  Debenture payable to Groupe Albatros International Inc. due September 10, 2000
         3.11     International Telepresence (Canada) Inc. Unsecured Non-Interest Bearing Convertible
                  Debenture payable to Adelite Communications Corporation due September 10, 2000
         3.12     Warrant to purchase 3,000,000 Shares of Common Stock of Isee3D Inc. in favor of
                  Northern London Holdings Corp. expiring December 3, 2000
         3.13     Memorandum of Transfer and Assignment Agreement between 2904802 Canada Inc.
                  and Isee3D Inc. dated May 15, 2000
         27.1     Financial Data Schedule

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Isee3D Inc.


                                          By: /s/ Morden Lazarus
                                             -----------------------------------
                                                   Morden Lazarus
                                                   Chief Executive Officer

                                          By: /s/ Ron Goldenberg
                                             -----------------------------------
                                                 Ron Goldenberg
                                                 Chief Financial Officer


Date: July 12, 2000

                                    Deloitte & Touche LLP
                                    Chartered Accountants 1 Place Ville-Marie
                                    Suite 3000
                                    Montreal QC H3B 4T9Telephone: (514) 393-7115
                                    Facsimile:  (514) 390-4111

AUDITORS' REPORT

To the Shareholders of
Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)

We have audited the balance sheet of Isee3D, Inc. (formerly International Telepresence (Canada) Inc.) as at December 31, 1999 and the statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1999, in accordance with Canadian generally accepted accounting principles.

As discussed in Note 4, the accompanying financial statements for the year ended December 31, 1999 have been restated.

The financial statements as at December 31, 1998 and for the years ended December 31, 1998 and 1997 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated May 7, 1999.

/s/ Deloitte & Touche LLP
Chartered Accountants
Montreal, Quebec

March 24, 2000 (June 21, 2000 as to Note 4)

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING DIFFERENCE

To the Shareholders of
Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 and Note 18 to the financial statements. Our report to the Shareholders dated March 24, 2000 (June 21, 2000 as to Note 4), is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP
Chartered Accountants
Montreal, Quebec

March 24, 2000 (June 21, 2000 as to Note 4)

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Statement of operations
years ended December 31,
(expressed in Canadian dollars)

===================================================================================================================
                                                           1999                   1998                  1997
-------------------------------------------------------------------------------------------------------------------
                                                             $                      $                     $
                                                        (Restated)

Sales                                                              -                60,311                      -

Cost of sales                                                      -                57,228                      -
-------------------------------------------------------------------------------------------------------------------
                                                                   -                 3,083                      -

Expenses
    General and administrative                             3,620,887               842,161              1,062,973
    Research and development                                 632,509               120,140                184,501
    Amortization of capital assets                           129,921                34,843                 44,942
    Interest                                                  19,789                 6,682                  8,877
    Dispute settlement                                             -               115,000                      -
    Write-down of inventory                                   50,648                     -                 35,532
===================================================================================================================
                                                           4,453,754             1,118,826              1,336,825
-------------------------------------------------------------------------------------------------------------------
Operating loss                                            (4,453,754)           (1,115,743)            (1,336,825)
-------------------------------------------------------------------------------------------------------------------
Interest and other income                                     92,242                 4,819                  9,285
-------------------------------------------------------------------------------------------------------------------
Net loss                                                  (4,361,512)           (1,110,924)            (1,327,540)
===================================================================================================================


Loss per share                                             (0.08)                   (0.04)              (0.05)
===================================================================================================================


Weighted average number of common
    shares outstanding                                    51,475,610            29,485,777             24,733,815
===================================================================================================================





               See accompanying notes to the financial statements

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Balance sheet
as at December 31,
(expressed in Canadian dollars)


===================================================================================================================
                                                                                  1999                  1998
-------------------------------------------------------------------------------------------------------------------
                                                                                    $                     $
                                                                               (Restated)

Assets
Current assets
    Cash and cash equivalents                                                    4,187,248                      -
    Accounts receivable                                                             87,900                 23,773
    Prepaid expenses and deposits                                                   44,987                      -
    Inventory                                                                      106,471                 49,002
-------------------------------------------------------------------------------------------------------------------
                                                                                 4,426,606                 72,775
Capital assets (Note 5)                                                            762,895                210,396
-------------------------------------------------------------------------------------------------------------------
                                                                                 5,189,501                283,171
===================================================================================================================

Liabilities
Current liabilities
    Bank indebtedness                                                                    -                 44,547
    Accounts payable and accrued liabilities (Note 6)                              451,049                418,889
    Western diversification loan (Note 7)                                           77,964                 77,964
    Current portion of capital lease obligation (Note 8)                             3,264                  7,391
-------------------------------------------------------------------------------------------------------------------
                                                                                   532,277                548,791
Dispute settlement (Note 13)                                                             -                 33,542
Capital lease obligation (Note 8)                                                        -                  3,264
-------------------------------------------------------------------------------------------------------------------
                                                                                   532,277                585,597
-------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 12 and 14)

Shareholders' equity (deficiency)

Share capital (Note 9)
    Preference shares                                                              246,357               246,357
    Common shares                                                               17,730,301             7,111,639
Deferred share-based compensation                                               (1,297,500)                    -
Deficit                                                                        (12,021,934)           (7,660,422)
-------------------------------------------------------------------------------------------------------------------
                                                                                 4,657,224              (302,426)
-------------------------------------------------------------------------------------------------------------------
                                                                                 5,189,501               283,171
===================================================================================================================

Continuing operations (Note 1)

               See accompanying notes to the financial statements

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Statement of shareholders' equity
years ended December 31,
(expressed in Canadian dollars)


                                           Common Shares                   Preference Shares            Deferred
                                           -------------                   -----------------           share-based
========================================================================================================================
                                       Number           Amount          Number      Amount             compensation
                                                      (Restated)

Balance at December 31, 1996          20,219,136       4,753,702            514      432,176                    -
Issued for cash on private placement   7,500,000       2,022,118              -            -                    -
Issued on conversion of
    preference shares                    516,641         185,819           (221)    (185,819)                   -
Net loss                                       -               -              -            -                    -
Balance at December 31, 1997          28,235,777       6,961,639            293      246,357                    -
Issued on conversion of
    convertible debenture              5,000,000         150,000              -            -                    -
------------------------------------------------------------------------------------------------------------------------
Net loss                                       -               -              -            -                    -
Balance at December 31, 1998          33,235,777       7,111,639            293      246,357                    -
Issued on conversion of
    convertible debentures, net of
    issue cost of $140,575            10,500,000       2,409,425              -            -                    -
Issued on exercise of share
    options                            3,857,600       1,117,530              -            -                    -
Issued on exercise of warrants        11,846,144       4,825,207              -            -                    -
Shares issued as penalty on
    conversion of debenture              500,000               -              -            -                    -
Deferred share-based compensation      1,521,248       2,266,500              -            -           (2,266,500)
Amortization of deferred
    share-based compensation                   -               -              -            -              969,000
Net loss                                       -               -              -            -                    -
========================================================================================================================
Balance at December 31, 1999          61,460,769      17,730,301            293      246,357           (1,297,500)
========================================================================================================================




                                                                         Total
                                                                      Shareholders'
=====================================================================================
                                                    Deficit             Equity
                                                  (Restated)          (Restated)

Balance at December 31, 1996                      (5,221,958)             (36,080)
Issued for cash on private placement                       -            2,022,118
Issued on conversion of
    preference shares                                      -                    -
Net loss                                          (1,327,540)          (1,327,540)
Balance at December 31, 1997                      (6,549,498)             658,498
Issued on conversion of
    convertible debenture                                  -              150,000
--------------------------------------------------------------------------------------
Net loss                                          (1,110,924)          (1,110,924)
Balance at December 31, 1998                      (7,660,422)            (302,426)
Issued on conversion of
    convertible debentures, net of
    issue cost of $140,575                                 -            2,409,425
Issued on exercise of share
    options                                                -            1,117,530
Issued on exercise of warrants                             -            4,825,207
Shares issued as penalty on
    conversion of debenture                                -                    -
Deferred share-based compensation                          -                    -
Amortization of deferred
    share-based compensation                               -              969,000
Net loss                                          (4,361,512)          (4,361,512)
=====================================================================================
Balance at December 31, 1999                     (12,021,934)           4,657,224
=====================================================================================







See Note 9 for details of shareholders' equity.

               See accompanying notes to the financial statements

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Statement of cash flows
years ended December 31,
(expressed in Canadian dollars)


=======================================================================================================================
                                                           1999                   1998                  1997
-----------------------------------------------------------------------------------------------------------------------
                                                             $                      $                     $
                                                        (Restated)

Operating activities

    Operations
        Net loss                                          (4,361,512)           (1,110,924)            (1,327,540)
    Items not affecting cash
        Amortization of deferred share-based
           compensation                                      969,000                     -                      -
        Amortization of capital assets                       129,921                34,843                 44,942
        Write-down of inventory                               50,648                     -                 35,532
        Write-down of capital assets                         115,546                     -                      -
    Changes in operating assets and liabilities
        Accounts receivable                                  (64,127)               44,645                (42,445)
        Accounts payable and accrued liabilities              32,160               307,911                 66,218
        Inventory                                           (108,117)                9,612                108,520
        Investment tax credits receivable                          -                56,797                 51,352
        Prepaid expenses and deposits                        (44,987)                  374                  2,949
        Dispute settlement                                   (33,542)               33,542                      -
-----------------------------------------------------------------------------------------------------------------------
                                                          (3,315,010)             (623,200)            (1,060,472)

Financing activities

    Capital lease obligation repayments                       (7,391)               (9,159)               (24,641)
    Issue of common shares                                 5,942,737                     -              2,022,118
    Issue of convertible debentures, net of issue
        costs                                              2,409,425               150,000                      -
    Subscriptions received                                         -                     -               (494,917)
-----------------------------------------------------------------------------------------------------------------------
                                                           8,344,771               140,841              1,502,560

Investing activities

    Purchase of capital assets                              (797,966)              (17,009)              (110,472)
    Proceeds on sale of capital asset                              -                     -                 35,519
-----------------------------------------------------------------------------------------------------------------------
                                                            (797,966)              (17,009)               (74,953)
-----------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalent                     4,231,795              (499,368)               367,135
Cash position, beginning of year                             (44,547)              454,821                 87,686
-----------------------------------------------------------------------------------------------------------------------
Cash position, end of year                                 4,187,248               (44,547)               454,821
=======================================================================================================================

Cash position comprises:
    Cash and cash equivalents                              4,187,248                     -                454,821
    Bank indebtedness                                              -               (44,547)                     -
-----------------------------------------------------------------------------------------------------------------------
                                                           4,187,248               (44,547)               454,821
=======================================================================================================================

Supplemental cash flow disclosure:
    Interest Paid                                             13,411                 6,682                      -
=======================================================================================================================

Supplemental non-cash financing disclosures:
    Issue of common shares on conversion of
        debentures                                         2,409,425               150,000                      -
    Issue of common shares as compensation                 2,266,500                     -                      -
=======================================================================================================================


               See accompanying notes to the financial statements

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)



1. Continuing operations

         Isee3D, Inc. (formerly International Telepresence (Canada) Inc.) (the "Company") was incorporated in British Columbia in 1981, under the Business Corporations Act.

         On January 1, 1999, the Company changed its principal business activity from the development, research and marketing of a single lens/single camera stereoscopic system for use in medicine, to the development, research and marketing of a three dimensional stereoscopic streaming video to be distributed over the Internet and via other local media formats. In addition, during the year ended December 31, 1999, the Company changed its name from International Telepresence (Canada) Inc. to Isee3D, Inc.

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $4,361,512 for the year ended December 31, 1999 (1998 - $1,110,924; 1997 - $1,327,540). These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period. The success of the Company's future operations and its continuation as a going concern is dependent upon attaining profitable operations, and upon its ability to raise additional financing to continue product development and marketing.

2. Accounting policies
      (a)    Use of estimates
           The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used for, but not limited to, accounting for doubtful accounts, depreciation, taxes and contingencies. Actual results could differ from these estimates.

      (b)     Foreign currency translation
           The functional currency of the Company is Canadian dollars. Assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency translations are recorded in the statement of operations.

      (c)    Cash and cash equivalents
           Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less and bank indebtedness used to finance operations.

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================


2.    Accounting policies (continued)
        (d)    Inventory
           Inventory consists of raw materials and is recorded at the lower of cost or net realizable value. Cost is determined on a first in, first out basis.

        (e)    Capital assets
           Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

                Research and development and production
                  equipment                           20% declining balance
                Computer equipment                    30% declining balance
                Leasehold improvements                straight-line
                                                         or term of lease
                Software                              100% declining balance
                Trademarks                            straight-line over 5 years
                Patents                               straight-line over 5 years

           The Company evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1999, the Company recorded $115,546 as impairment of capital assets ($nil in 1998 and 1997).

        (f)    Research and development costs
           Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company reassesses whether it has met the criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

        (g)    Income taxes
           Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

        (h)    Share-based compensation plans
           The Company has established a share-based compensation plan, which is described in Note 8(c). No compensation expense is recognized for these plans when shares or share options are issued to employees or directors. Any consideration paid by employees or directors on exercise of share options or purchase of shares is credited to share capital.

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================



3.      Change in accounting policy
        The Company has elected early adoption of the new recommendations of the Canadian Institute of Chartered Accountants concerning accounting for income taxes (Note 2(g)). Previously, the Company recorded deferred income taxes based on timing differences in the recognition of income and expenses for tax and financial reporting purposes. This new accounting policy, which was adopted as of January 1, 1999, was applied retroactively. The retroactive application of this new policy had no effect on the previously reported financial position or results of operations

4.      Restatement
        Subsequent to the issuance of the Company's 1999 financial statements, the Company determined that certain costs amounting to $368,668 relating to the issuance of warrants should be expensed in the year instead of being netted against the proceeds received on exercise of the warrants. The Company also determined that the net book value of patents and trademarks acquired prior to 1999 in the amount of $115,546 should be written off as having a diminished value as a result of the change in direction of the Company. Those patents and trademarks acquired since January 1, 1999 will be amortized over five years on a straight line basis. The financial statements for the year ended December 31, 1999 have been restated to reflect their adjustments.

5.    Capital assets


                                                           1999                                     1998
                                                           ----                                     ----
                                                       Accumulated             Net Book            Net Book
                                        Cost          Amortization              Value               Value
                                        ----          ------------              -----               -----
                                          $                  $                    $                   $
        Research and development
          and production equipment      458,407             123,711            334,696              65,234
        Computer equipment              438,407             131,137            307,270              29,616
        Leasehold improvements           76,059              14,779             61,280                   -
        Software                         63,193              48,966             14,227                   -
        Trademarks                       23,373               2,337             21,036              27,297
        Patents                          27,095               2,709             24,386              88,249
        -------------------------------------------------------------------------------------------------------
                                      1,086,534             323,639            762,895             210,396

        =======================================================================================================

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================

      --------------------------------------------------------------------------

6.    Accounts payable and accrued liabilities

        The principal components of accounts payable and accrued liabilities were as follows:

                                                      1999              1998
                                                      ----              ----
                                                        $                 $

        Accounts payable     296,099                   158,004
        Other accrued liabilities  121,408              96,585
        Current portion of dispute settlement           33,542          57,500
        Shareholder loans    -   106,800
      ==========================================================================
                                                       451,049         418,889


7.    Western economic diversification loan

                                                      1999              1998
                                                      ----              ----
                                                        $                 $

      Repayable in semi-annual instalments on
      September 30 and March 31. Payment in the
      form of a royalty of 3% of sales in excess
      of $100,000 for the prior six months ending
      June 30 and December 31. First instalment
      due on September 30, 1993, subject to sales
      achieved. Any unpaid balance due and payable
      on June 30, 1999 accruing interest from June
      30, 1999 at the Bank of
      --------------------------------------------------------------------------
      Canada prime rate plus 3%                         77,964          77,964


8.    Capital lease obligations

      Future minimum lease payments under capital lease obligations are:

                                                                           $

        Total minimum lease payment                                       3,658
        Less: amount representing interest at 25.8%                         394
      ==========================================================================
        Balance of capital lease obligation                               3,264
        Less: current portion of capital lease obligation                 3,264
      --------------------------------------------------------------------------
                                                                              -

        Capital assets include equipment under capital leases with a cost of $24,160 (1998 - $24,160) and accumulated amortization of $19,967 (1998 -
        $18,170).

================================================================================

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================


      --------------------------------------------------------------------------

9.    Share capital

        (a)    Authorized share capital
           Unlimited Common shares, voting, without par value
           Unlimited Preference shares, non-voting, convertible, redeemable, cumulative, issuable in series

        (b)    Changes in common shares
           On March 10, 1999, the Company issued two unsecured convertible debentures for $300,000 and $450,000, respectively. Each debenture was convertible into 3,000,000 and 4,500,000 common shares respectively, at a price of $0.10 per share (the market closing price per common share on the trading day prior to the announcement of the private placements) and 3,000,000 and 4,500,000 common share purchase warrants, respectively. Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for a period of up to 18 months. The debentures were converted into common shares and share purchase warrants on May 1, 1999.

           On June 3, 1999, the Company completed a private placement for total proceeds of $1,800,000 through the issuance of 3,000,000 units at $0.60 per unit (the market closing price per common share on the trading day prior to the announcement of the private placement). Each unit under the private placement consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $0.70 for a period of 18 months from the date of issue.

           During 1999, the Company entered into three consulting agreements whereby the Company received consulting services in exchange for a combination of cash and common shares of the Company. A total of 1,521,248 common shares were issued during the year in exchange for these consulting services. These transactions were recorded at the fair value of the consideration given up by the Company and resulted in share-based compensation. Where applicable, the resulting share-based compensation is being deferred and amortized over the terms of the respective consulting agreements.

           On October 29, 1999, the Company issued 500,000 common shares in payment of a penalty relating to the failure of the Company to obtain a final receipt for a prospectus in connection with financing completed in October of 1998.


================================================================================

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================


      --------------------------------------------------------------------------

9.    Share capital (continued)
        (c)    Share-based compensation plans
           The Company has established a Share Option Plan (the "option plan") which provides for options to purchase common shares to be granted by the Company to directors, officers, employees and consultants of the Company and affiliated companies. The aggregate number of common shares reserved for issue at any time cannot exceed 10% of the number of issued and outstanding common shares of the Company. At the date options are granted, the exercise price for an option shall not be less than the then market price of the common shares of the Company. Options granted are subject to certain vesting requirements.


----------------------------------------------------------------------------------------------------------------------------
                                 1999                            1998                              1997
                                   Weighted                          Weighted                           Weighted
                                    Average                           Average                            Average
                         Commons   Exercise                Common    Exercise                Common     Exercise
----------------------------------------------------------------------------------------------------------------------------
Options                   Shares      Price                Shares       Price                Shares        Price
Outstanding
   at beginning
   of year             2,610,000       0.36             3,035,000        0.36             2,800,000         0.74
Granted               10,552,500       1.53                     -           -             2,025,000         0.37
Exercised             (3,857,600)      0.29                     -           -                     -            -
----------------------------------------------------------------------------------------------------------------------------
Cancelled             (1,525,000)      0.36              (425,000)       0.36            (1,790,000)        0.96
Outstanding
   at end of
   year                7,779,900       1.98             2,610,000        0.36             3,035,000         0.36
Exercisable at
----------------------------------------------------------------------------------------------------------------------------
   end of year         7,779,900       1.98             2,610,000        0.36             3,035,000         0.36


The following table summarized information about share options outstanding and exercisable at December 31, 1999:
----------------------------------------------------------------------------------------------------------------------------
                                 Number                  Weighted                 Weighted                 Number
        Range of               Outstanding                Average                 Average                Exercisable
        Exercise             at December 31,             Remaining                Exercise             at December 31,
         Prices                   1999               Contractual Life              Price                    1999
           $                                                                         $
----------------------------------------------------------------------------------------------------------------------------

       0.03 - 1.00                2,629,900                  4.09 years                 0.45                2,629,900
----------------------------------------------------------------------------------------------------------------------------

       1.01 - 2.00                2,900,000                  1.71 years                 1.45                2,900,000
----------------------------------------------------------------------------------------------------------------------------

       2.01 - 3.00                  600,000                  1.71 years                 2.95                  600,000
----------------------------------------------------------------------------------------------------------------------------

       3.01 - 4.00                  550,000                  2.68 years                 4.00                  550,000
----------------------------------------------------------------------------------------------------------------------------

       4.01 - 5.00                  550,000                  3.68 years                 5.00                  550,000
----------------------------------------------------------------------------------------------------------------------------


ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)

----------------------------------------------------------------------------------------------------------------------------
       5.01 - 6.00                  550,000                  4.68 years                 6.00                  550,000
----------------------------------------------------------------------------------------------------------------------------
                                  7,779,900                                                                 7,779,900
----------------------------------------------------------------------------------------------------------------------------

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================



10.   Share capital (continued)
        (d)    Share purchase warrants
           During 1999, 11,796,144 previously issued common share purchase warrants were exercised for cash proceeds of $4,817,707 and 1,750,400 common share purchase warrants expired. In addition, 50,000 common share purchase warrants issued pursuant to the conversion of the convertible debentures were exercised for gross cash proceeds of $7,500.

           The number, exercise prices and expiry dates of common share purchase warrants outstanding at December 31, 1999 were as follows:

               Number of             Exercise            Expiry
                 shares                price               date
              -----------        --------------      --------------
               7,450,000             $0.15           November 1, 2000
               3,000,000              0.70           December 4, 2000
              ----------
              10,450,000


        (e)    Escrow shares
           Issued share capital includes 1,080,000 common shares held in escrow to be released in 2000.

        (f)Series A 9% preference shares
           The Series A 9% Preference Shares are entitled to a cumulative cash dividend of 9% per annum, payable in semi-annual instalments on January 1 and July 1 (see Note 12). The Series A Preference Shares are convertible at face value into common shares at a rate that approximates the Company's common share trading price immediately prior to the conversion, less a 15%, 10% or 5% discount if conversion occurs within 1 year, 2 years or 3 years of issue, respectively. The series a 9% preference shares are redeemable by the Company at face value, plus a 15%, 10% or 5% premium if redemption occurs within 1 year, 2 years or 3 years of issue, respectively.

           See the Statement of shareholders' equity for details of share transactions.

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================



11.   Income taxes
        The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the net loss before income taxes. The reasons for this difference and the related tax effect are as follows:


                                                         1999                  1998                   1997
                                                         ----                  ----                   ----
                                                          $                      $                     $

        Canadian basic statutory tax rate               46.7%                  45.6%                 45.6%
        Expected income tax recovery                2,039,628               504,804                605,624
        Unrecognized tax losses                     1,923,735              (491,701)              (559,408)
        Temporary differences not recognized
                         during the year             (113,209)              (14,999)               (46,216)
        Permanent differences                          (2,684)                 (104)                     -
                                                            -                     -                      -

        The Company has accumulated losses of approximately $11,000,000 for income tax purposes, which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2006.

        Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets and liabilities as of December 31, are as follows:


                                                                               1999                  1998
                                                                               ----                  ----
                                                                                 $                     $
        Future income tax assets
                         Net operating tax losses carried forward             4,862,353              3,155,484
                         Book and tax base differences on assets                245,239                185,095
        ----------------------------------------------------------------------------------------------------------
                         Valuation allowance for future income tax assets    (5,107,592)            (3,340,579)
        Net future income tax assets                                                  -                      -
        Future income tax liabilities                                                 -                      -
        ==========================================================================================================
        Future income tax assets, net                                                 -                      -
        ==========================================================================================================

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================


        ========================================================================

10.     Income taxes (continued)
        Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has a 100% valuation allowance against its future income tax assets. The net change in the total valuation allowance for the year ended December 31, 1999 and 1998 was a provision of $1,767,013 and $846,310 respectively.

        In addition to the accumulated losses for income tax purposes, the Company has incurred scientific research and experimental development expenditures ("SR&ED") of $453,000 for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

        The Company has accumulated non-refundable investment tax credits of $56,000 which may be applied against taxes payable in future years, and which expire at various dates through 2005.

        The potential tax benefit which may result from future application of the losses, non-refundable credits, SR&ED expenditures and capital cost allowance is not reflected in these financial statements.

11.   Related party transactions and balances

                                                         1999                  1998                   1997
                                                         ----                  ----                   ----
                                                          $                      $                     $
        Salaries paid to directors and ex-directors         -                23,958                 84,052
        Consulting fees paid to directors             269,217               141,000                165,000
        Legal fees paid to firms of which directors
                         are partners                  58,668                27,060                 73,971
        ======================================================================================================
                                                      327,885               192,018                323,023

        During 1999, the Company issued the following share options to a Company controlled by an officer of Isee3D, Inc.:


                Number of           Exercise              Expiry
                 shares               price                date
                ---------           --------              ------

                 300,000              $0.74            April 1, 2002
                 300,000              $1.71            July 1, 2002
                 -------
                 600,000
                 =======



        During the year, 300,000 of these options were exercised at $0.74 for gross proceeds of $222,000.

        Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

        ========================================================================

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================



12.     Commitments
        The Company leases facilities under operating leases. Future minimum operating lease payments for the years ending December 31 pursuant to leases outstanding at December 31, 1999 are as follows:

                                            $



               2000                          156,670

               2001                          123,899

               2002                          124,442

               2003                          127,160

               2004                           31,790

                                             563,961

        The Preference Shares described in Note 9(f) carry a 9% cumulative dividend. As at December 31, 1999, the Preference Shares carried undeclared dividends in arrears of $105,827.

        At December 31, 1999, the Company had a letter of guarantee outstanding, totalling $75,000, in favour of SITQ Inc.

13.     Dispute settlement
        During 1998, the Company settled a lawsuit for $115,000 which was to be paid over two years. The amount is included in accounts payable and accrued liabilities and dispute settlement. The amount paid during 1999 was $57,500.

14.     Contingencies
        A legal action by a shareholder against the Company and its directors and transfer agent is pending in the British Columbia Supreme Court. In that action, the shareholder alleges that the conduct of the Company and its current directors was oppressive to the shareholder and seeks relief including as injunction to restrain a Special Meeting of Shareholders held April 29, 1999, an Order to release a restriction placed on certain shares held by the shareholder, unspecified damages, interest and costs. The shareholder's application to restrain the Special Meeting was dismissed but counsel for the shareholder has advised of their intention to seek leave to appeal this decision.

        The Company has been named as a defendant pursuant to litigation arising from certain contracts and employee terminations. The amount claimed has not been defined and the Company is defending the actions, believing they are without merit. Any settlement arising from these actions will be charged to operations in the year paid.

================================================================================

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================

      --------------------------------------------------------------------------

15.   Segmented information
        The Company considers its business to consist of one operating segment. All of the Company's assets and operations are located in Canada.

16.   Financial instruments and risk management
        (a)    Fair value
           The carrying value of cash and cash equivalents, accounts receivable, deposits, bank indebtedness, accounts payable and accrued liabilities, capital lease obligations, Western Diversification loan and the dispute settlement, as reflected in the balance sheets, approximates their respective fair values as at December 31, 1999 and 1998 because of the demand or short-term maturity of these instruments.

        (b)    Credit risk
           The Company is subject to credit risk. At December 31, 1999, 100% (1998 - 77%) of the accounts receivable were due from one debtor. Bad debt experience has not been significant.

        (c)    Foreign exchange risk
           The Company undertakes expenditures in United States dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

17.   Uncertainty due to the year 2000 issue
        The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers or other third parties, have been fully resolved.

================================================================================

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================

        ------------------------------------------------------------------------


18.     United States generally accepted accounting principles
        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of these financial statements, conforms in all material respects with those in the United States ("U.S. GAAP") except as follows:

        (a)                  Development Stage Company

               The financial statements as at December 31, 1999 and for the year then ended represent the cumulative financial position, results of operations, change in shareholders` equity and cash flows from the date the Company changed its principal business activity. The Company has incurred operating losses of $4,361,512 from the date of change of its principal business activity to December 31, 1999. The successful completion of the Company's product development program and, ultimately, achieving profitable operations is dependent upon future events including maintaining adequate capital to finance its future development activities and achieving a level of revenues adequate to support the Company's cost structure.

       (b) Net loss


                                                                  Year ended December 31,
                                                                  -----------------------
                                                     1999                  1998                   1997
        -----------------------------------------------------------------------------------------------------
                                                       $                     $                      $

               Net loss under Canadian GAAP       (4,361,512)           (1,110,924)            (1,327,540)
               Consulting expense (e)             (1,880,667)                    -                      -
               Share-based compensation (f)         (799,201)             (118,800)              (345,600)
               --------------------------------------------------------------------------------------------
               Net loss under U.S. GAAP           (7,041,380)           (1,229,724)            (1,673,140)
               ============================================================================================

               Basic and diluted loss per share
                 under U.S. GAAP (d)                   (0.14)                (0.05)                 (0.08)
               ============================================================================================

               Weighted average number of
                 common shares outstanding
                 under U.S. GAAP                  49,585,612            26,604,246             20,773,816
               ============================================================================================

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================



18.   United States generally accepted accounting principles (continued)
       (c) Shareholders' equity


                                                                       1999                  1998
                                                                       ----                  ----
                                                                         $                     $

               Canadian GAAP                                       4,657,224               (302,426)
               Adjustment to operating expense with respect
                  to consulting expense (e)                       (1,880,667)                    -
               Adjustment to operating expense with respect
                  to share-based compensation (f)                 (1,263,601)              (464,400)
               Adjustment to retained earnings with respect
                  to consulting expense (e)                        1,880,667                     -
               Adjustment to retained earnings with respect
                  to share-based compensation (f)                  1,263,601                464,400
               ---------------------------------------------------------------------------------------
               US GAAP                                             4,657,224               (302,426)
               =======================================================================================

       (d) Earnings per Share

               Under U.S. GAAP, earnings per share is determined in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share". The provisions of SFAS 128 did not have any impact on the Company, as under both U.S. and Canadian GAAP, the weighted average shares outstanding is used for the purpose of calculating the basic loss per share. Furthermore, the potential effect of all outstanding convertible preference shares, warrants and options is anti-dilutive.

               Under U.S. GAAP, escrow shares are not included in the number of shares outstanding used in the calculation of earnings per share, whereas they are included for Canadian GAAP.

        (e)    Accounting for Share-based Compensation

               In accordance with the provisions of SFAS No. 123, "Accounting for Stock-based Compensation", the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based awards to employees, and accordingly does not recognize compensation expense unless shares are issued in excess of fair value. The Company has adopted the disclosure only provisions of SFAS No.
               123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as share based compensation rateably over the term of service. During the year ended December 31, 1999, the Company issued options to individuals other than employees and directors, which under SFAS 123 resulted in consulting expenses of $1,880,667 (1998 - $Nil; 1997 - $Nil).

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================



19.   United States generally accepted accounting principles (continued)
        (f)Escrow shares

               Under U.S. GAAP, shares issued pursuant to an escrow agreement are presumed to be compensatory in nature. Compensation is provided in accordance with FIN28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", whereby the Company records compensation expenses for the amount of equity instruments granted to officers and employers. During the year ended December 31, 1999, 1,080,001 common shares (1998 - 1,080,001; 1997 - 1,080,001) were released from escrow.
               Share-based compensation expenses of $799,201 (1998 - $118,800; 1997 - $345,600) have been recorded under US GAAP based on the fair value of the common shares on the date of release.

        (g)    Product development costs

               Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability. For all years presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

        (h)    Warrants


                                                        1999               1998                   1997
                                                          $                  $                      $

               Outstanding at beginning of year      13,439,844         12,880,900              2,800,900
               Granted                               10,450,000          2,058,944             10,000,000
               Exercised                             11,796,144                  -                      -
               Expired and cancelled                  1,643,700          1,500,000                      -
               Outstanding at end of year            10,450,000         13,439,844             12,880,900
               Exercisable at end of year            10,450,000         13,439,844             12,880,900

               During 1999, the Company granted 10,450,000 warrants (2,058,944 in 1998). In connection with the issue of common shares and convertible debentures. Under US GAAP, the intrinsic value of a warrant issued in connection with a convertible debenture is expensed as interest expense if the warrant bears a beneficial conversion feature. For all years presented, there is no expense recorded relating to the issuance of warrants in connection with convertible debentures, as all warrants were issued at an exercise price above the market price at the date of issue.

ISEE3D, INC.
(formerly International Telepresence (Canada) Inc.)
Notes to the financial statements
year ended December 31, 1999
(expressed in Canadian dollars)
================================================================================


20.   United States generally accepted accounting principles (continued)
        (i)Other Accounting Pronouncements

               In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued the Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". This statement requires capitalization of certain costs of computer software developed or obtained for internal use. The adoption of this statement had no effect on the Company's consolidated financial position or results of operations.

               In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities". Under this statement, the cost of start-up activities should be expensed as incurred. The adoption of this statement had no effect on the Company's financial position or results of operations.

               In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt this statement as currently required in its financial statements for the fiscal year 2001, which the Company expects will not have a material effect on its financial position or results of operations.

Isee3D, Inc.

(formerly International Telepresence (Canada)
Inc.)
Balance Sheet
Unaudited
(Expressed in Canadian Dollars)



                                                                   March 31,        March 31,
                                                                   2000             1999


ASSETS

CURRENT
   Cash and cash equivalents                                      3,907,802          236,179
   Accounts receivable                                               54,305           25,835
   Prepaid expenses and deposits                                     74,313            8,022
   Inventory                                                        219,160           49,005
                                                                  4,255,580          319,041
Capital assets                                                    1,043,775          243,435
                                                                  5,299,355          562,476

LIABILITIES

CURRENT

   Accounts payable and accrued liabilities                         232,666          457,729
   Western Diversification loan                                      77,964           77,964
   Current portion of capital lease obligation                        2,111            4,940
                                                                    -------          -------
                                                                    312,741          540,633

Capital lease obligation                                                  0            3,371



                                                                    312,741          544,004



STOCKHOLDERS' EQUITY (CAPITAL
DEFICIENCY)

Share capital (Note 8)
   Preference shares                                                246,357          246,357
   Common shares                                                 18,474,633        7,736,637
Deferred share-based compensation                                (1,038,000)               0
Deficit                                                         (12,696,376)      (7,964,522)
                                                                  4,986,614           18,472
                                                                  5,299,355          562,476

Isee3D, Inc.

(formerly International Telepresence
(Canada) Inc.)
Statement of Operations
Unaudited
(Expressed in Canadian Dollars)

                                               For the three
                                               months ended
                                               March 31,
                                               2000              1999

SALES                                              8,232              0
COST OF SALES                                      6,214              0
                                                   2,018              0
EXPENSES

   General and administrative                  1,116,526        269,572
   Research and development                       17,967         21,389
   Amortization of capital assets                 55,945          7,110
   Interest                                        5,700          6,029
                                               1,196,138        304,100
OPERATING LOSS                               (1,194,120)      (304,100) 0
INTEREST AND OTHER INCOME                         37,377              0
NET LOSS                                     (1,156,743)      (304,100) 0




LOSS PER SHARE                                            (0)            (0)


WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                        56,009,672     34,235,777











               See Accompanying Notes to the Financial Statements.

Isee3D, Inc.

(formerly International Telepresence (Canada) Inc.)
Statement of Cash Flows
Unaudited
(Expressed in Canadian Dollars)


                                                                 For the
                                                                 three
                                                                 months ended March 31,
                                                                 2000            1999

OPERATING ACTIVITIES
    Operations
         Net loss                                                 (1,156,743)      (304,100)
    Items not affecting cash
         Amortization of deferred share-based compensation            259,500              0
         Amortization of capital assets                                55,945          7,110
    Changes in operating assets and liabilities
         Accounts receivable                                           33,595        (2,062)
         Accounts payable and accrued liabilities                   (218,383)         19,672
         Inventory                                                  (112,689)              0
         Prepaid expenses and deposits                               (29,326)        (8,022)
         Dispute settlement                                                         (14,374)
                                                                  (1,168,101)      (301,776)


FINANCING ACTIVITIES
    Capital lease obligation repayments                               (1,153)        (2,349)
    Issue of common shares, net of issue costs                      1,113,000        625,000
                                                                    1,111,847        622,651
INVESTING ACTIVITIES
    Purchase of capital assets                                      (223,195)       (40,149)
    Proceeds on sale of capital asset                                       0              0
                                                                    (223,195)       (40,149)
NET CHANGE IN CASH AND CASH EQUIVALENT                              (279,449)        280,7260


CASH POSITION, BEGINNING OF PERIOD                                  4,187,248       (44,547)

CASH POSITION, END OF PERIOD                                        3,907,799        236,179

CASH POSITION IS DEFINED AS

Cash and cash equivalents                                           3,907,799              0
Bank indebtedness                                                           0       (44,547)
                                                                    3,907,799       (44,547)

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

Interest Paid                                                           4,964          6,682

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

1.       GENERAL

         Isee3D, Inc. (formerly International Telepresence (Canada) Inc.) (the "Company") was incorporated in 1981 under the British Columbia Business Corporations Act.

         On January 1, 1999, the Company changed its principal business activity from the development, research and marketing of a single lens/single camera stereoscopic system for use in medicine, to the development, research and marketing of a three dimensional stereoscopic streaming video to be distributed over the Internet and via other local media formats. In addition, during the year ended December 31, 1999, the Company changed its name from International Telepresence (Canada) Inc. to Isee3D, Inc.

         These interim financial statements are unaudited and may therefore not be representative of a full year's operations. These interim statements reflect all adjustments which, in the opinion of management, are necessary to a fair statement of the results for the interim period presented.

2.       ACCOUNTING POLICIES

         (a)      Use of estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used for, but not limited to, accounting for doubtful accounts, depreciation, taxes and contingencies. Actual results could differ from these estimates.

         (b)      Foreign currency translation

                  The functional currency of the Company is Canadian dollars. Assets and liabilities denominated in other than the Canadian dollar are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency translations are recorded in the statement of operations.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

         2.       ACCOUNTING POLICIES (Continued)

         (c)      Cash and cash equivalents

                  Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less and bank indebtedness used to finance operations.

         (d)      Inventory

                  Inventory consists of raw materials and is recorded at the lower of cost or net realizable value. Cost is determined on a first in, first out basis.

         (e)      Capital assets

                  Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:


                  Research and development and production equipment                 20% declining balance
                  Computer equipment                                                30% declining balance
                  Leasehold improvements                                            straight-line or term of lease
                  Software                                                          100% declining balance
                  Trademarks                                                        straight-line over 40 years
                  Patents                                                           straight-line over 17 years

                  The Company evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment in capital assets has been identified by the Company.

         (f)      Research and development costs

                  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company reassesses whether it has met the criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

         (g)      Income taxes

                  Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

                  assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

         2.       ACCOUNTING POLICIES (Continued)

         (h)      Stock based compensation plans

                  The Company has established a stock-based compensation plan, which is described in Note 8(c). No compensation expense is recognized for these plans when stock or stock options are issued to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital.

        3.       CHANGE IN ACCOUNTING POLICY

         The Company has elected early adoption of the new recommendations of he Canadian Institute of Chartered Accountants concerning the accounting for income taxes (Note 2(g)). Previously, the Company recorded deferred income taxes based on timing differences in the recognition of income and expenses for tax and financial reporting purposes. This new accounting policy which was adopted as of January 1, 1999, was applied retroactively. The retroactive application of this new policy had no effect on the previously reported financial position or results of operations

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

         4.          SHARE CAPITAL

         (a)      Authorized share capital

                  Unlimited Common shares, voting, without par value Unlimited Preference shares, non-voting, convertible, redeemable, cumulative, issuable in series

         (b)      Changes in common shares

                  On March 10, 1999, the Company issued two unsecured convertible debentures for $300,000 and $450,000, respectively. Each debenture was convertible into 3,000,000 and 4,500,000 common shares respectively, at a price of $0.10 per share (the market closing price per common share on the trading day prior to the announcement of the private placements) and 3,000,000 and 4,500,000 common share purchase warrants, respectively. Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for a period of up to 18 months. The debentures were converted into common shares and share purchase warrants on May 1, 1999.

                  On June 3, 1999, the Company completed a private placement for total proceeds of $1,800,000 through the issuance of 3,000,000 units at $0.60 per unit (the market closing price per common share on the trading day prior to the announcement of the private placement). Each unit under the private placement consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $0.70 for a period of 18 months from the date of issue.

                  During 1999, the Company entered into three consulting agreements whereby the Company received consulting services in exchange for a combination of cash and common shares of the Company. A total of 1,521,248 common shares were issued during the year in exchange for these consulting services. These transactions were recorded at the fair value of the consideration given up by the Company and resulted in share-based compensation. Where applicable, the resulting share-based compensation is being deferred and amortized over the terms of the respective consulting agreements.

                  On October 29, 1999, the Company issued 500,000 common shares in payment of a penalty relating to the failure of the Company to obtain a final receipt for a prospectus in connection with financing completed in October of 1998.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

                  During the period to March 31, 2000 the Company issued 2,900,000 common shares pursuant to the conversion of warrants and 310,000 common shares pursuant to the conversion of options. 29,341 common shares were issued for consulting services.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

         4.       SHARE CAPITAL (Continued)

         (c)      Stock-based compensation plans

                  The Company has established a Share Option Plan (the "option plan") which provides for options to purchase common shares to be granted by the Company to directors, officers, employees and consultants of the company and affiliated companies. The aggregate number of common shares reserved for issue at any time cannot exceed 10% of the number of issued and outstanding common shares of the Company. At the date options are granted, the exercise price for an option shall not be less than the then market price of the common shares of the Company. Options granted are subject to certain vesting requirements.

                        The following table summarized information about stock
                options outstanding and exercisable at March 31, 2000:



                                           March
                                           31,
                                           2000                             1999                        1998

                                                           Weighted                      Weighted
                                                           Average                       Average                     Average
                                           Common          Exercise        Common        Exercise      Common        Exercise
                      Options              Shares           Price          Shares        Price         Shares        Price
                  Outstanding at
                     beginning of year     7,779,900         1.98        2,610,000        0.36        3,035,000       0.36
                     Granted               4,080,000         1.87       10,552,500        1.53               -          -

                     Exercised              (310,000)        0.49       (3,857,600)       0.29               -          -

                     Cancelled              (250,000)        1.28       (1,525,000)       0.36         (425,000)      0.36
                                         -----------       ------      -----------      ------       ----------     ------

                  Outstanding at
                     end of year          11,299,900         2.00        7,779,900        1.98        2,610,000       0.36

                  Exercisable at
                     end of year          11,299,900                     7,779,900                    2,610,000

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------


4.       SHARE CAPITAL (Continued)

         (d)      Share purchase warrants

                  The number, exercise prices and expiry dates of common share purchase warrants outstanding at March 31, 2000 were as follows:

                             Number of        Exercise          Expiry
                              shares           price             date
                          --------------   -------------     ----------------

                            5,500,000          $0.15         November 1, 2000
                            2,100,000           0.70         December 4, 2000
                          --------------
                            7,600,000
                          ==============


                  During 1999, the Company entered into an agreement whereby the Company agreed to pay 8% of the gross proceeds of any common share purchase warrants exercised in exchange for investor related services. During the year ended December 31, 1999, $368,668 was paid as a result of this agreement. These costs have been treated as share issue costs and, accordingly, have been netted against the gross proceeds received from the conversion of the related common share purchase warrants.

         (e)      Series A 9% preference shares

                  The Series A 9% Preference Shares are entitled to a cumulative cash dividend of 9% per annum, payable in semi-annual instalments on January 1 and July 1. The Series A Preference Shares are convertible at face value into common shares at a rate that approximates the Company's common share trading price immediately prior to the conversion, less a 15%, 10% or 5% discount if conversion occurs within 1 year, 2 years or 3 years of issue respectively. The series a 9% preference shares are redeemable by the Company at face value, plus a 15%, 10% or 5% premium if redemption occurs within 1 year, 2 years or 3 years of issue respectively.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------


5.       INCOME TAXES

         The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the net loss before income taxes. The reasons for this difference and the related tax effect are as follows:


                                                                     1999          1998         1997
                                                               -----------    ----------   ----------
         Canadian basic statutory tax rate                           45.6%         45.6%        45.6%
         Expected income tax recovery                          $ 1,769,697    $  508,804   $  605,624
         Unrecognized tax losses                                (1,706,869)     (491,701)    (559,408)
         Temporary differences not recognized during the year      (60,144)      (14,999)     (46,216)
         Permanent differences                                      (2,684)         (104)           -
         ---------------------------------------------------------------------------------------------
                                                               $         -    $        -   $        -
         =============================================================================================


         The Company has accumulated losses of $10,651,381 for income tax purposes which may be deducted in the calculation of taxable income in future years. The losses expire on varying dates to 2006.

         Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets and liabilities as of December 31, are as follows:


                                                                     1999          1998
                                                               -----------    ----------
         Future income taxe assets
           Net operating tax loss carry forwards               $ 4,862,353    $ 3,155,484
           Book and tax base differences on assets                 245,239        185,095
         Valuation allowance for future income tax assets       (5,107,592)    (3,340,579)
         ---------------------------------------------------------------------------------
         Net future income tax assets                                    -             -
         Future income tax liabilities                                   -             -
         ---------------------------------------------------------------------------------
         Future income tax assets, net                                   -             -
         =================================================================================

         Due to the uncertainty surrounding realization of the future income tax assets in future income tax liabilities, the Company has a 100% valuation allowance against its future income tax assets. The net change in the total valuation allowance for the year ended December 31, 1999 and 1998 was a provision of $1,767,013 and $846,310 respectively.

         In addition to the accumulated losses for income tax purposes, the company has incurred scientific research and experimental development expenditures ("SR&ED") of $453,000 for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------


         5.       INCOME TAXES (Continued)

         The Company has accumulated non-refund investment tax credits of $56,000 which may be applied against taxes payable in future years, and which expire at various dates through 2005.

         The potential tax benefit which may result from future application of the losses, non-refundable credits, SR&ED expenditures and capital cost allowance is not reflected in these financial statements.

6.       CONTINGENCIES

         A legal action by a shareholder against the Company and its directors and transfer agent is pending in the British Columbia Supreme Court. In that action, the shareholder alleges that the conduct of the Company and its current directors was oppressive to the shareholder and seeks relief including as injunction to restrain a Special Meeting of Shareholders held April 29, 1999, an Order to release a restriction placed on certain shares held by the shareholder, unspecified damages, interest and costs. The shareholder's application to restrain the Special Meeting was dismissed but counsel for the shareholder has advised of their intention to seek leave to appeal this decision.

         The Company has been named as a defendant pursuant to litigation arising from certain contracts and employee terminations. The amount claimed has not been defined and the Company is defending the actions, believing they rate without merit. Any settlement arising from these actions will be charged to operations in the year paid.

7.       SEGMENTED INFORMATION

         The Company considers its business to consist of one operating segment. All of the Company's assets and operations are located in Canada




8.       UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

         than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers or other third parties, have been fully resolved.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------


         9.       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of these financial statements, conforms in all material respects with those in the United States ("U.S. GAAP") except as follows:

         (a)      Net loss


                                                        March 31,                Year Ended December 31,
                                                             2000              1999           1998           1997
                                                             ----              ----           ----           ----

Net loss under Canadian GAAP                           $    (1,156,743)   $ (3,879,214)   $(1,110,924)   $ (1,327,540)
Share-based compensation                               $     2,186,996    $     799,201   $    118,800   $    345,600
Consulting expense                                     $       501,146    $   1,880,667   $        -     $        -
                                                       ---------------    --------------  ------------   ---------------
Net loss under US GAAP.                                $    (3,844,885)   $ (6,559,081)   $(1,229,724)   $ (1,673,140)

Basic and diluted loss per share
   under U.S. GAAP                                     $         (0.07)   $      (0.13)   $     (0.05)   $      (0.08)

Weighted average number of common shares
    outstanding under U.S. GAAP                             54,389,675      49,585,612     26,604,246      20,773,816

         (b)      Revenue recognition

                  For all periods presented, there is no difference relating to revenue recognized under Canadian and US GAAP.

         (c)      Earnings per Share

                  Under U.S. GAAP, earnings per share is determined in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share". The provisions of SFAS 128 did not have any impact on the Company, as under both U.S. and Canadian GAAP, the weighted average shares outstanding is used for the purpose of calculating the basic loss per share. Furthermore, the potential effect of all outstanding convertible preference shares, warrants and options is anti-dilutive.

                  Under U.S. GAAP, escrow shares are not included in the number of shares outstanding used in the calculation of earnings per share, whereas they are included for Canadian GAAP.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

         9.       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
         (Continued)

         (d)      Accounting for Stock-based Compensation

                  In accordance with the provisions of SFAS No. 123, "Accounting for Stock-based Compensation", the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense. The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as share based compensation rateably over the term of service. During the year ended December 31, 1999, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense of $1,880,667 (1998 - $Nil; 1997 - $Nil).

                  For the period ended March 31, 2000 the consulting expense was $501,146.

                  Under SFAS No. 123, employee stock options granted and share purchase warrants issued under the Employee Share Purchase Plan are valued at the issuance date using the Black-Scholes valuation model and the resultant compensation cost is recognized rateably over the vesting period. Had compensation cost for these items been determined based on the Black-Scholes value at the issuance dates for awards as prescribed by SFAS No. 123, pro forma net loss and net loss per share would have been as follows:


                                                 March 31,           Year Ended December 31,
                                                   2000              1999           1998            1997
                                                   ----              ----           ----            ----

Net loss
   As reported under US GAAP                 $    (3,844,885)   $ (6,559,081)   $(1,229,724)   $ (1,673,140)
   SFAS No. 123 pro forma                    $     1,127,100    $  2,903,375    $        -     $      95,600
                                             ----------------   -------------   -------------  -------------
                                             $    (4,971,985)   $ (9,462,456)   $(1,229,724)   $ (1,768,740)

Basic and diluted earnings per share
   As reported under US GAAP                 $     (0.07)       $     (0.13)    $     (0.05)   $     (0.08)
   SFAS No. 123 pro forma                    $     (0.02)       $     (0.06)    $        -     $        -
                                             ----------------   -------------   -------------  -------------
                                                   (0.09)             (0.19)          (0.05)         (0.08)
                                             ----------------   -------------   -------------  -------------

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------

9.       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

                  The weighted average Black-Scholes option pricing model value of options granted under the share option plan during the years ended December 31, 1999, 1998 and 1997 were $0.56, $Nil, and $0.05, per share respectively. The fair value for those options was estimated at the date of grant using the following weighted average assumptions:


                                                             Year Ended December 31,
                                                   --------------------------------------------
                                                            1999        1998              1997
                                                   --------------------------------------------

                   Assumption
                   Volatility factor of expected
                          market price of
                      the Company's shares                  176%         n/a               14%
                   Dividend yield                             0%         n/a                0%
                   Weighted average expected life
                          of stock
                      options (years)                     1 year         n/a         2.2 years
                   Risk free interest rate                 6.42%         n/a             5.25%


                     For the period ended March 31, 2000 a volatility factor of
                  180% was used, with a 0% dividend yield, a weighted average life of the stock options of 3 years and a risk free interest rate of 6.0%.

         (e)      Escrow shares

                  Under U.S. GAAP, shares issued pursuant to an escrow agreement are presumed to be compensatory in nature. Compensation is provided in accordance with FIN28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", whereby the Company records compensation expense for the amount of equity instruments granted to officers and employers. During the period ended March 31, 2000, 1,619,997 common shares (1999-1,080,001; 1998 - 1,080,001; 1997 -
                  1,080,001) were released from escrow. Share-based compensation expense of $2,186,996 (1999-$799,201; 1998 - $118,800; 1997 -
                  $345,600) has been recorded under US GAAP based on the fair value of the common shares on the date of release.

Isee3D, Inc.
(formerly International Telepresence (Canada) Inc.)
Notes to the Financial Statements
(Expressed in Canadian Dollars)
March  31, 2000
Unaudited

--------------------------------------------------------------------------------


     9.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     (Continued)

          (f)     Product development costs

                  Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise

                       Marketed". Under Canadian GAAP, these costs may be
                  capitalized to the extent that they meet specified criteria for recoverability. For all years presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP

         (g)      Other Accounting Pronouncements

                  In March 1998, the AICPA issued SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". This statement requires capitalization of certain costs of computer software developed or obtained for internal use. The adoption of this statement had no effect on the Company's consolidated financial position or results of operations.

                  In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities". Under this statement, the cost of start-up activities should be expensed as incurred. The adoption of this statement had no effect on the Company's financial position or results of operations.

                  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt this statement as currently required in its financial statements for the fiscal year 2001, which the Company expects will not have a material effect on its financial position or results of operations.